Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of June 10, 2020

among

FINJAN HOLDINGS, INC.

CFIP GOLDFISH HOLDINGS LLC,

CFIP GOLDFISH MERGER SUB INC.

i

Annexes
Annex 1	Conditions to Offer

Exhibits
Exhibit A	Certificate of Incorporation of the Surviving Corporation

INDEX OF DEFINED TERMS

$	Section 10.05
Acceptable Confidentiality Agreement	Section 6.03(f)(iii)
Acceptance Time	Section 1.01(e)
Adverse Recommendation Change	Section 6.03(a)
Affiliate	Section 10.04
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.03(a)
Alternative Proposal	Section 6.03(f)(i)
Anti-Corruption Laws	Section 10.04
Board of Directors	Exhibit A
Business Day	Section 10.04
Bylaws	Exhibit A
Capitalization Date	Section 5.03(a)
Certificate	Section 3.01(c)
Certificate of Merger	Section 2.03
Closing	Section 2.02
Closing Date	Section 2.02
Code	Section 10.04
Commitment Letter	Section 4.04
Company	Preamble
Company Benefit Plans	Section 5.10(a)
Company Board	Preamble
Company Bylaws	Section 5.01
Company Capital Stock	Section 5.03
Company Charter	Section 5.01
Company Common Stock	Preamble
Company Disclosure Letter	Article 5
Company Employee	Section 10.04
Company Financial Advisor	Section 5.25
Company Indemnified Parties	Section 7.05(a)
Company Intellectual Property	Section 10.04
Company Material Adverse Effect	Section 10.04
Company Recommendation	Section 5.04
Company Related Parties	Section 10.04
Company RSU	Section 10.04
Company SEC Documents	Section 5.06
Company Source Code	Section 10.04
Company Stock Award	Section 10.04
Company Stock Option	Section 10.04
Company Stock Plans	Section 10.04
Company Subsidiary	Section 10.04
Company Voting Debt	Section 5.03(c)

v

Company Warrant	Section 10.04
Confidentiality Agreement	Section 7.02(a)
Consent	Section 4.03(b)
Contract	Section 4.03(a)
Copyrights	Section 10.04
Corporation	Exhibit A
Delaware Secretary	Section 10.04
Depository Agent	Section 3.02(a)
DGCL	Preamble
Dissenting Shares	Section 3.03(a)
dollars	Section 10.05
Effective Time	Section 2.03
End Date	Section 9.01(b)(i)
Environmental Laws	Section 10.04
Environmental Permits	Section 10.04
Equity Financing Sources	Section 4.04
ERISA	Section 10.04
ERISA Affiliate	Section 10.04
Exchange Act	Preamble
Expense Reimbursement	Section 10.04
Expiration Date	Section 1.01(c)
Filed Company Contract	Section 5.14
GAAP	Section 5.06(b)
Governmental Approvals	Section 7.03
Governmental Entity	Section 4.03(b)
Hazardous Substances	Section 10.04
Indebtedness	Section 10.04
Indemnitee	Exhibit A
Initial Expiration Date	Section 1.01(c)
Inquiry	Section 6.03(a)
Insurance Policies	Section 5.20
Intellectual Property Rights	Section 10.04
Interim Period	Section 6.01
Intervening Event	Section 10.04
IRS	Section 5.10(a)
IT Systems	Section 10.04
Knowledge	Section 10.04
Law	Section 4.03(a)
Leased Real Property	Section 5.15(b)
Letter of Transmittal	Section 3.02(b)
Liens	Section 10.04
Losses	Section 7.05(a)
Material Contract	Section 5.14(b)
Maximum Amount	Section 7.05(b)

Merger	Preamble
Merger Agreement	Annex I
Merger Consideration	Section 3.01(c)
Merger Sub	Preamble
Merger Sub Common Stock	Section 3.01
Minimum Condition	Annex I
Multiemployer Plan	Section 5.10(c)
NASDAQ	Section 10.04
Negotiation Period	Section 6.03(d)(2)
Notice	Section 6.03(d)(1)
Offer	Preamble
Offer Conditions	Section 1.01(a)
Offer Documents	Section 1.01(f)
Offer Price	Preamble
Offer to Purchase	Section 1.01(a)
Off-the-Shelf Software	Section 10.04
Open Source Software	Section 10.04
Order	Section 4.03(a)
Ordinary Course of Business	Section 10.04
Parent	Preamble
Parent Disclosure Letter	Article 4
Parent Material Adverse Effect	Section 10.04
Parent Plan	Section 7.11(b)
Parent Related Parties	Section 10.04
Patents	Section 10.04
Paying Agent	Section 3.02(a)
Payment Fund	Section 3.02(a)
Permits	Section 10.04
Permitted Liens	Section 10.04
Person	Section 10.04
Personal Data	Section 10.04
Preferred Stock	Section 5.03(a)
Privacy Laws	Section 10.04
proceeding	Exhibit A
Real Estate Leases	Section 5.15(b)
Release	Section 10.04
Representatives	Section 6.03(a)
Sanctioned Country	Section 10.04
Sanctioned Person	Section 10.04
Sanctions Laws	Section 10.04
Sarbanes-Oxley Act	Section 10.04
Schedule 14D-9	Section 1.02(a)
Schedule TO	Section 1.01(f)
SEC	Section 10.04

Securities Act	Section 10.04
SoftBank	Section 10.04
SoftBank Group	Section 10.04
Software	Section 10.04
Solvent	Section 10.04
Subsidiary	Section 10.04
Superior Proposal	Section 6.03(f)(ii)
Support Agreement	Preamble
Surviving Corporation	Section 2.01
Takeover Laws	Section 10.04
Tax Law	Section 10.04
Tax Returns	Section 10.04
Taxes	Section 10.04
Termination Condition	Annex I
Termination Fee	Section 10.04
Trademarks	Section 10.04
Transaction Litigation	Section 7.06(b)
Treasury Regulations	Section 10.04
Willful Breach	Section 10.04
Withdrawal Liability	Section 10.04
Work Product Protection	Section 7.02(a)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 10, 2020, among Finjan Holdings, Inc., a Delaware corporation (the “Company”), CFIP Goldfish Holdings LLC, a Delaware corporation (“Parent”), and CFIP Goldfish Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”).

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) a cash tender offer (as it may be extended, amended or supplemented from time to time in accordance with this Agreement, the “Offer”) to purchase any and all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $1.55 (such amount, or any other amount per share of Company Common Stock that may be paid pursuant to the Offer in accordance with this Agreement, being hereinafter referred to as the “Offer Price”), net of withholding of Taxes as provided in Section 3.02(g) and without interest, all upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as soon as practicable following the Acceptance Time (as defined herein), upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), with the Merger to be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the DGCL, (iii) resolved that this Agreement and the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL, and (iv) determined, upon the terms and subject to the conditions contained herein to recommend that stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer;

WHEREAS, Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent and Merger Sub have entered into agreements with certain stockholders of the Company, pursuant to which, among other things, such stockholders have irrevocably agreed to tender the shares of Company Common Stock beneficially owned by such Persons in the Offer (each, a “Support Agreement” and, collectively, the “Support Agreements”);

WHEREAS, the board of directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and consummate the transactions contemplated hereby, including the Merger and the Offer upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the DGCL, and Parent, as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following execution of this Agreement, adopting this Agreement;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, certain capitalized terms used in this Agreement are defined in Section 10.04.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein and intending to be legally bound, the parties agree as follows:

ARTICLE I

The Offer

Section 1.01        The Offer.

(a)        Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article IX, as promptly as practicable after the date hereof (but in no event later than June 24, 2020), Merger Sub shall (and Parent shall cause Merger Sub to) commence, within the meaning of Rule 14d-2 under the Exchange Act, the Offer to purchase for cash any and all outstanding shares of Company Common Stock (other than shares of Company Common Stock to be cancelled pursuant to Section 3.01(b)) at the Offer Price (subject to Section 3.01(d)). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms and conditions of the Offer as set forth in this Agreement and in Annex I (the “Offer Conditions”). The consummation of the Offer, and the obligation of Merger Sub to accept for payment and pay for Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer, shall be subject to the terms and conditions of this Agreement and to the prior satisfaction, or waiver by Merger Sub, of the Offer Conditions.

(b)        Terms and Conditions. To the extent permitted by Law, Merger Sub expressly reserves the right (in its sole discretion) to waive any of the conditions to the Offer and to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that except with the prior written approval of the Company, Merger Sub shall not, and Parent shall not permit Merger Sub to, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of shares of Company Common Stock sought to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition, the Termination Condition or the condition set forth in clause (b)(i) of Annex I, or (v) impose conditions to the Offer that are in addition to the Offer Conditions set forth in Annex I hereto or amend, modify or supplement any condition to the Offer in any manner adverse to the holders of Company Common Stock, (vi) except as provided in Section 1.01(c) or Section 1.01(d), accelerate, extend or otherwise modify or amend the Expiration Date or (vii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act.

(c)         Expiration and Extension of the Offer. Unless extended in accordance with the terms of this Agreement, the Offer shall expire at one minute after 11:59 PM (Eastern time) on the date that is twenty (20) Business Days following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act) (such date and time, the “Initial Expiration Date”). Merger Sub may extend the Expiration Date at any time with the Company’s written consent. In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended in accordance with this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary in this Agreement, but subject to Article IX:

(i)               Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for any period required by any Law or rules, regulations, interpretations or positions of the SEC or its staff or NASDAQ applicable to the Offer (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price); and

(ii)              if, as of any Expiration Date, any Offer Condition is not satisfied and has not been waived, Merger Sub (A) may, without consent of the Company or any other Person and (B) shall, at the request of the Company, extend the Offer for successive periods of up to ten (10) Business Days each (or such other period as the Company and Merger Sub may agree in writing), until such time as all Offer Conditions are satisfied or waived;

provided, however, that, (x) without the Company’s written consent, Merger Sub shall not and (y) Merger Sub shall not be obligated to, extend the Offer beyond the earlier of the End Date and the valid termination of this Agreement in compliance with Article IX. Nothing in this Section 1.01(c) shall be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to and in accordance with the terms of Article IX.

(d)        Termination of the Offer. Merger Sub shall not terminate the Offer prior to its Expiration Date (as it may be extended and re-extended in accordance with Section 1.01(c)) without the prior written consent of the Company, except if this Agreement has been terminated in accordance with Article IX. If this Agreement is terminated in accordance with Article IX, Merger Sub shall (and Parent shall cause Merger Sub to) promptly, irrevocably and unconditionally terminate the Offer and shall not acquire any shares of Company Common Stock pursuant thereto. If the Offer is terminated or withdrawn by Merger Sub in accordance with the terms of this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to) promptly return, and shall cause any depository acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered shares of Company Common Stock to the registered holders thereof and Merger Sub shall not (and Parent shall cause Merger Sub not to) accept any shares of Company Common Stock pursuant to the Offer.

(e)         Payment for Company Common Stock. Subject only to the prior satisfaction or waiver of the Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) promptly after the Expiration Date accept for payment all shares of Company Common Stock that are validly tendered and not validly withdrawn pursuant to the Offer (the time of such acceptance the “Acceptance Time”) and promptly after the Acceptance Time pay for such shares; provided, however, that (i) with respect to shares of Company Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Merger Sub shall be under no obligation to make any payment for such shares unless and until such shares are delivered in settlement or satisfaction of such guarantee and (ii) without the prior written consent of the Company (in its sole discretion), Merger Sub shall not accept for payment or pay for any shares of Company Common Stock if, as a result, Merger Sub would acquire less than the number of shares of Company Common Stock necessary to satisfy the Minimum Condition. Without limiting the generality of the foregoing or of Section 7.13, Parent shall provide or cause to be provided to Merger Sub on a timely basis all of the funds necessary to pay for any and all shares of Company Common Stock that Merger Sub becomes obligated to accept in the Offer and to purchase pursuant to the Offer and this Agreement, and shall cause Merger Sub to perform all of Merger Sub’s obligations under this Agreement. The Offer Price payable in respect of each share of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer shall be paid to the holder thereof in cash, without interest, and net of withholding of Taxes as provided in Section 3.02(g).

(f)         Schedule TO and Offer Documents. As soon as practicable on the date of the commencement of the Offer in accordance with Section 1.01(a), Parent and Merger Sub shall file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase, a form of Letter of Transmittal, a form of summary advertisement and any schedule or form required to be filed pursuant to the Instructions to Schedule TO (collectively, together with any amendments, supplements and exhibits thereto, the “Offer Documents”). Merger Sub may, but shall not be required to, provide guaranteed delivery procedures for the tender of shares of Company Common Stock in the Offer; provided, however, that if Merger Sub provides guaranteed delivery procedures, for purposes of determining whether the Minimum Condition has been satisfied, Parent and Merger Sub shall include for purposes of its determination thereof shares of Company Common Stock tendered in the Offer pursuant to guaranteed delivery procedures (and such shares of Company Common Stock shall be deemed to be validly tendered) if and only if shares of Company Common Stock subject to such guarantees have been received by, or on behalf of, Merger Sub as of the Expiration Date. Parent and Merger Sub agree to cause the Offer Documents to be disseminated to holders of shares of Company Common Stock, as and to the extent required by federal securities Laws, including the Exchange Act. Parent and Merger Sub shall cause the Offer Documents to (i) comply in all material respects with the applicable requirements of the Exchange Act and (ii) as of the date first filed with the SEC and on the date first published, sent or given to the holders of Company Common Stock, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, warranty or covenant is made by Parent or Merger Sub with respect to information supplied by the Company for inclusion or incorporation by reference in the Offer Documents. Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree to promptly notify the other party and correct any information provided by it for use in the Offer Documents, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Laws, and Parent and Merger Sub agree to cause the Offer Documents, as so corrected, to be filed with the SEC and disseminated to holders of Company Common Stock, in each case, as and to the extent required by applicable Laws, or by the SEC or its staff or NASDAQ. The Company shall promptly furnish or otherwise make available to Parent and Merger Sub or Parent’s legal counsel all information concerning the Company that may be required in connection with any action contemplated by this Section 1.01(f). Except following an Adverse Recommendation Change, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents before they are filed with the SEC, and Parent and Merger Sub shall consider in good faith any comments from the Company or its counsel. In addition, except following an Adverse Recommendation Change, Parent and Merger Sub shall provide in writing to the Company and its counsel any written comments or other material written communications (and shall orally describe any oral comments or other material oral communication), that Parent and Merger Sub or their counsel may receive from time to time from the SEC or its staff or any other Governmental Entity with respect to the Schedule TO or the Offer Documents promptly after receipt, and any written or oral responses thereto. Except following an Adverse Recommendation Change, the Company and its counsel shall be given a reasonable opportunity (i) to review and comment on any response to any such comments of the SEC or any other Governmental Entity or its staff, which comments Parent and Merger Sub shall consider in good faith and (ii) to participate in any discussions with the SEC or its staff concerning such comments to the extent such participation is permitted by the SEC or its staff. Parent and Merger Sub shall use commercially reasonable efforts to respond promptly to any such comments.

Section 1.02        Company Actions.

(a)         Schedule 14D-9. On the date that the Offer Documents are filed with the SEC, the Company shall, in a manner that complies with the rules and regulations promulgated by the SEC under the Exchange Act, including Rule 14d-9 thereunder, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 6.03, contain the Company Recommendation and include the fairness opinion of the Company Financial Advisor referenced in Section 5.26 and the notice and other information required by Section 262(d)(2) of the DGCL. The Company further agrees to cause the Schedule 14D-9 to be disseminated to holders of shares of Company Common Stock, as and to the extent required by federal securities Laws, including the Exchange Act. The Company shall cause the Schedule 14D-9 to (i) comply in all material respects with the applicable requirements of the Exchange Act and (ii) as of the date first filed with the SEC and on the date first published, sent or given to the holders of Company Common Stock, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, warranty or covenant is made by the Company with respect to information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9. Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree to promptly notify the other party and correct any information provided by it for use in the Schedule 14D-9, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Laws, and the Company agrees to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Company Common Stock, in each case, as and to the extent required by applicable Laws, or by the SEC or its staff or NASDAQ. Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent and Merger Sub and their stockholders that may be required in connection with any action contemplated by this Section 1.01(g). Except for a filing on Schedule 14D-9 to disclose an Adverse Recommendation Change made in accordance with Section 6.03(d), Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 before it is filed with the SEC, and the Company shall consider in good faith any comments from Parent, Merger Sub or their counsel. In addition, except following an Adverse Recommendation Change made in accordance with Section 6.03(d) (and except for comments or communications relating to a filing on Schedule 14D-9 to disclose an Adverse Recommendation Change made in accordance with Section 6.03(d)), the Company shall provide in writing to Parent, Merger Sub and their counsel any written comments or other material written communications (and shall orally describe any oral comments or other material oral communication), that the Company or its counsel may receive from time to time from the SEC or its staff or any other Governmental Entity with respect to the Schedule 14D-9 promptly after receipt, and any written or oral responses thereto. Except following an Adverse Recommendation Change made in accordance with Section 6.03(d) (and except for responses relating to a filing on Schedule 14D-9 to disclose an Adverse Recommendation Change made in accordance with Section 6.03(d)), Parent, Merger Sub and their counsel shall be given a reasonable opportunity to (i) review and comment on any response to any such comments of the SEC or any other Governmental Entity or its staff, which comments the Company shall consider in good faith and (ii) to participate in any discussions with the SEC or its staff concerning such comments to the extent such participation is permitted by the SEC or its staff. The Company shall use commercially reasonable efforts to respond promptly to any such comments.

(b)        Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly (and in any event no later than five (5) Business Days after the date hereof) furnish to Merger Sub and Parent a list, accurate and complete as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record holders of Company Common Stock, and lists of security positions of Company Common Stock held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions) and such other assistance as Parent, Merger Sub or their agents may reasonably request from time to time in connection with the Offer and the Merger. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger: (i) Parent and Merger Sub and their agents shall (A) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings, computer files or files of securities positions in accordance with the Confidentiality Agreement (provided, for the avoidance of doubt, that the Company consents to the use by Parent and Merger Sub of such information as is necessary to communicate the Offer and the Merger to the holders of Company Common Stock, and acknowledges that such use does not constitute a breach of any provision of the Confidentiality Agreement) and (B) use such information only in connection with the Offer and Merger; and (ii) if this Agreement is validly terminated in accordance with Article IX, Parent and Merger Sub shall have the same obligations to return or destroy such information as applicable to all other Evaluation Material (as defined in the Confidentiality Agreement) under Section 4 of the Confidentiality Agreement..

ARTICLE II

The Merger

Section 2.01        The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall merge with and into the Company. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent. The Merger shall be effected pursuant to Section 251(h) of the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 2.02        Closing. The closing (the “Closing”) of the Merger shall take place through an electronic exchange of documents, at 8:00 a.m., Eastern Time, as soon as practicable following the Acceptance Time (and in any event within two (2) Business Days thereafter), subject to satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions at the Closing), or at such other place, time and date as may be agreed in writing between the Company and Parent. Any such electronic exchange of documents referenced in the prior sentence shall be deemed to have occurred at the offices of Sidley Austin LLP, 787 Seventh Avenue, New York, New York. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.03        Effective Time. Concurrently with the Closing, the parties shall file with the Delaware Secretary the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and filed in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Delaware Secretary, or at such later time as the Company and Parent may agree in writing and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 2.04        Effects. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 2.05        Certificate of Incorporation and Bylaws. The certificate of incorporation of the Company shall, at the Effective Time, by virtue of the Merger and without any further action by any party, be amended and restated to read in its entirety as set forth on Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, subject to Section 7.05(a). The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall at the Effective Time, by virtue of the Merger and without any further action by any party, be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, subject to Section 7.05(a), except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation.

Section 2.06        Directors and Officers of Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation, as the case may be. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation, as the case may be.

ARTICLE III

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

Section 3.01        Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, any holder of shares of Company Common Stock or shares of common stock, no par value, of Merger Sub (the “Merger Sub Common Stock”) or any other Person:

(a)         Conversion of Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation and all such shares together shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b)         Cancellation of Treasury Stock; Cancellation of Parent-Owned Stock.

(i)               Each share of Company Common Stock held by the Company (or held in the Company’s treasury) or its Subsidiaries immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii)              Each share of Company Common Stock that is owned directly by Parent or Merger Sub or any of their respective Subsidiaries or any Person that directly or indirectly owns all of the equity interests in Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)         Conversion of Company Common Stock. Subject to Sections 3.02 and 3.03, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled or converted into shares of the Surviving Corporation in accordance with Section 3.01(b)) shall be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”) and net of withholding of Taxes as provided in Section 3.02(g). All such shares of Company Common Stock converted pursuant to this Section 3.01(c), when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(d)         Adjustments to the Offer Price and Merger Consideration. Without limiting the restrictions set forth in Section 6.01, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split (including a reverse stock split), merger, combination, issue, tender, exchange offer or other exchange of shares, or any other similar event shall have occurred, then the Offer Price and the Merger Consideration will be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this sentence shall not be construed to permit the Company, any Company Subsidiary or any other Person to take any action that is prohibited by the terms of this Agreement.

Section 3.02        Exchange of Certificates; Payment Fund.

(a)         Depository Agent and Paying Agent. As reasonably promptly as practicable after the date hereof and in any event, prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Company Common Stock to receive the aggregate Offer Price to which such holders shall become entitled pursuant to Section 1.01(a) and to act as agent (the “Paying Agent”) for purposes of effecting the payment of the aggregate Merger Consideration to which such holders shall become entitled pursuant to Section 3.01(c). On or prior to the date that Merger Sub becomes obligated to pay for shares of Company Common Stock pursuant to the Offer, Parent shall deposit with the Depository Agent cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.01(e). At or prior to the Closing, Parent shall deposit with the Paying Agent, cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 3.01(c). All such cash deposited pursuant to this Section 3.02(a) is hereinafter referred to as the “Payment Fund.”

(b)         Letter of Transmittal. As reasonably promptly as practicable after the Effective Time, Parent shall cause the Paying Agent to mail or otherwise provide to each holder of record of any shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Section 3.01(c) a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s reasonable approval, and shall be prepared prior to the Closing), together with instructions thereto.

(c)         Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Paying Agent together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Paying Agent, in each case together with such other documents as may reasonably be required pursuant to such instructions or by the Paying Agent, the holder of such shares shall be entitled to receive in exchange therefor the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 3.01(c). In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be paid to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid, in each case, to the satisfaction of the Paying Agent. Each share of Company Common Stock and, until surrendered as contemplated by this Section 3.02(c), any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender (together with the transmittal materials, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions or by the Paying Agent) the Merger Consideration, without any interest thereon and net of any withholding, that the holders of shares of Company Common Stock are entitled to receive in respect of such shares pursuant to Section 3.01(c). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d)         No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article III upon conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. Subject to Section 3.02(e), if, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are duly and validly presented to Parent or the Paying Agent, they shall be canceled and exchanged as provided in this Article III.

(e)         No Liability. Any portion of the Payment Fund (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) twelve (12) months after the Effective Time shall be returned to the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) for the Merger Consideration in accordance with Section 3.01(c) prior to such time shall thereafter look only to the Surviving Corporation (subject to applicable abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration, without interest and net of withholding of Taxes as provided in Section 3.02(g), in respect of such holder’s surrender of their Certificates formerly representing shares of Company Common Stock; provided, that none of the Company, Parent, the Surviving Corporation or the Paying Agent or any other Person shall be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Law. Any portion of the Payment Fund remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f)          Investment of Payment Fund. The Paying Agent shall invest any cash in the Payment Fund if and as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing in such assets. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Payment Fund shall diminish the rights of any of the Company’s stockholders to receive the Merger Consideration or any other payment as provided herein.

(g)         Withholding Rights. Each of Parent, the Surviving Corporation, the Depository Agent and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock and any holder of a Company Stock Award described in Section 3.04 pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law; provided that, except with respect to compensatory payments to a holder of a Company Stock Award described in Section 3.04, prior to deducting or withholding any amount pursuant to this Section 3.02(g), the applicable payor shall provide notice to the affected payee of its determination that such withholding is required by applicable Law and shall use reasonable efforts to cooperate with the payee (at the sole expense of such payee) to reduce or eliminate such withholding. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate taxing authority. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Stock Award, as the case may be, in respect of which such deduction or withholding was made.

(h)         Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent shall, in exchange for such lost, stolen or destroyed Certificate, pay the Merger Consideration deliverable in respect thereof pursuant to this Agreement without any interest thereon and subject to any applicable withholding for Taxes; provided, however, that Merger Sub may, in its sole discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in a sum as it may determine is reasonably necessary as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

Section 3.03        Dissenting Shares.

(a)         Notwithstanding anything to the contrary contained in this Agreement, to the extent that holders thereof are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, but the holders of such Dissenting Shares shall be entitled to receive only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if, after the Effective Time, any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the DGCL (whether occurring before, at or after the Effective Time), such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest and net of withholding of Taxes as provided in Section 3.02(g), and such shares shall not be deemed to be Dissenting Shares. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of an equity owner of the Surviving Corporation or of a stockholder of Parent.

(b)               The Company shall give prompt written notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments, notices or demands served pursuant to the DGCL or other applicable Law received by the Company relating to appraisal demands, and Parent shall have the opportunity and right to direct, all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment (unless required pursuant to a binding, non-appealable Order of a court of competent jurisdiction) with respect to, or settle or offer to settle, any such demands, or waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL, or agree to do or commit to do any of the foregoing.

Section 3.04        Treatment of Company Stock Awards.

(a)               No Assumption of Awards. No Company Stock Award shall be continued, converted, assumed or replaced by the Surviving Corporation in connection with the transactions contemplated hereby. From and after the Effective Time, there shall be no outstanding Company Stock Awards.

(b)               Company Stock Options. As of the Effective Time, each then outstanding Company Stock Option (whether or not vested or exercisable) that has an exercise price per share of Company Common Stock that is less than the Merger Consideration shall fully vest and shall be canceled and converted automatically into the right of the holder thereof to receive from the Surviving Corporation an amount in cash, without interest, payable as soon as practicable, but in any event within thirty (30) days, following the Effective Time equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of such Company Stock Option multiplied by (ii) the number of shares of Company Common Stock subject to such Company Stock Option, net of withholding of Taxes as provided in Section 3.02(g). As of the Effective Time, each then outstanding Company Stock Option with a per share exercise price equal to or greater than the Merger Consideration shall cease to be outstanding, be canceled and cease to exist and the holder of any such Company Stock Option shall not be entitled to payment of any consideration therefor.

(c)               Company RSUs. As of the Effective Time, each then outstanding Company RSU (whether or not vested) shall fully vest (to the extent not previously vested) and shall be canceled and converted automatically into the right of the holder thereof to receive a cash payment, without interest, from the Surviving Corporation payable as soon as practicable, but in any event within thirty (30) days, following the Effective Time equal to the product of (A) the Merger Consideration and (B) the number of shares of Company Common Stock subject to such Company RSU, net of withholding of Taxes as provided in Section 3.02(g).

(d)               Board Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company Stock Plan) shall take all such actions as are necessary to approve and effectuate the foregoing provisions of this Section 3.04, including making any determinations or adopting resolutions of the Company Board or a committee thereof or any administrator of a Company Stock Plan as may be necessary. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Stock Options, Company RSUs or any other awards under any Company Stock Plan.

(e)               Parent Actions. Immediately following the Effective Time, Parent shall transfer to the Surviving Corporation cash sufficient to pay the aggregate amounts payable with respect to outstanding Company Stock Awards pursuant to this Section 3.04, to the extent, if any, the Surviving Corporation does not otherwise have sufficient funds to make such payments.

Section 3.05        Treatment of Company Warrants.

(a)               No Assumption of Warrants. No Company Warrants shall be continued, converted, assumed or replaced by the Surviving Corporation in connection with the transactions contemplated hereby. From and after the Effective Time, there shall be no outstanding Company Warrants.

(b)               Company Warrants. The Company shall cause each Company Warrant to cease to be outstanding, be canceled and cease to exist as of, at or prior to the Effective Time. Prior to the Effective Time, to the extent required by the Company Warrants, the Company shall deliver notice of the Merger to the holders of Company Warrants in accordance with the terms thereof and shall cause any agreement with respect to such Company Warrants to be terminated without any liability or obligation of the Company, the Company Subsidiaries, Parent or Merger Sub (unless such Company Warrant expires pursuant to its terms prior to the Effective Time).

Section 3.06        Necessary Further Actions. Each of the Company, Parent and Merger Sub agree to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable following the Acceptance Time without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement. In furtherance, and without limiting the generality, of the foregoing, neither Parent nor Merger Sub shall, and each of Parent and Merger Sub shall cause their respective Affiliates and Representatives not to, take any action that could render Section 251(h) of the DGCL inapplicable to the Merger. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue, vest, perfect or confirm of record or otherwise the Surviving Corporation’s right, title or interest in, to or under, or duty or obligation with respect to, any of the property, rights, privileges, powers or franchises, or any of the debts or liabilities, of the Company as a result of, or in connection with, the Merger, or otherwise to carry out the intent of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments, assumptions and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to continue, vest, perfect or confirm of record or otherwise any and all right, title and interest in, to and under, or duty or obligation with respect to, such property, rights, privileges, powers or franchises, or any such debts or liabilities, in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub each hereby represents and warrants to the Company that, except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent and the Merger Sub concurrently with entering into this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face:

Section 4.01       Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all requisite power and authority to conduct its businesses as presently conducted and to own, lease and use its assets in the manner in which its assets are currently owned, leased and used, except where the failure to have such power or authority, individually or in the aggregate, would not have a Parent Material Adverse Effect.

Section 4.02      Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Merger, the Offer and the other transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger and the Offer) have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL, no other corporate proceedings (including, for the avoidance of doubt, any stockholder approval) on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger, the Offer or the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.03        No Conflicts; Consents.

(a)               The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation of the Merger, the Offer and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, any provision of (i) the governing or organizational documents of Parent or Merger Sub; (ii) any written and legally binding contract, lease, license, indenture, note, bond, agreement, undertaking or other instrument (a “Contract”) to which either Parent or Merger Sub is a party or by which any of their respective properties or assets is bound; or (iii) subject to the filings and other matters referred to in Section 4.03(b), any judgment, decree, decision, injunction, ruling, writ or other similar order (“Order”) or statute, law, ordinance, rule, regulation, code, treaty, or other pronouncement having the effect of law, including common law enacted, issued, promulgated, enforced or entered by any Governmental Entity (“Law”), in each case, applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b)               No consent, approval, clearance, waiver or order (each a “Consent”) of or from, or registration, declaration, notice or filing made to or with any government, court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether federal, national, state, provincial or local and whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent or its Affiliates in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger, the Offer and the other transactions contemplated by this Agreement, other than (i) the filing of the Certificate of Merger with the Delaware Secretary and (ii) such other matters that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

Section 4.04        Financing. Parent and Merger Sub have, on the date of this Agreement, delivered to the Company a true and complete copy of an equity commitment letter, dated as of the date hereof (the “Commitment Letter”), between Parent and Fortress Credit Opportunities Fund V (A) L.P., and Fortress Intellectual Property Fund I (A) LP (the “Equity Financing Sources”). As of the date of this Agreement, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent and the Equity Financing Sources, except (i) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and (ii) that the availability of equitable remedies, including, specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought. Assuming the accuracy of the representations and warranties set forth in Section 5.03, the aggregate net proceeds contemplated by the Commitment Letter provides Parent and Merger Sub, upon the terms and subject to the conditions set forth therein, with sufficient funds to consummate the transactions contemplated hereby, including to consummate the Offer and to pay the Merger Consideration and the fees and expenses of Parent related to the transactions contemplated hereby. As of the date of this Agreement, the Commitment Letter has not been withdrawn, terminated or otherwise amended or modified in any respect. There are no other agreements, side letters or arrangements relating to the Commitment Letter (other than as set forth in such Commitment Letter).

Section 4.05        Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 and any other documents to be filed with the SEC by the Company in connection with the transactions contemplated hereby (and any amendment thereof or supplement thereto) shall contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Offer Documents will, when filed with the SEC or at any time they are amended or supplemented or on the date first disseminated to the Company’s stockholders, comply as to form in all material respects with the provisions of the Exchange Act and all other applicable Laws. The Offer Documents, when filed with the SEC or at any time they are amended or supplemented or on the date first disseminated to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation is made by Parent or Merger Sub with respect to statements made or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based on information supplied to Parent or any of its Representatives by the Company or any of its Representatives for inclusion or incorporation by reference therein.

Section 4.06        Litigation. As of the date hereof, there is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that, individually or in the aggregate, would have a Parent Material Adverse Effect, nor is there any Order outstanding against or, to the Knowledge of Parent, threatened against Parent or Merger Sub that, individually or in the aggregate, would have a Parent Material Adverse Effect.

Section 4.07        Absence of Certain Agreements. Other than the Support Agreements, Parent has not entered into any contract, agreement, arrangement or understanding, or authorized, committed or agreed to enter into any Contract, arrangement or understanding, pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote to adopt this Agreement or the Merger or (ii) agrees to vote against any Superior Proposal or (b) any third party has agreed to provide equity capital, directly or indirectly, to Parent or Merger Sub to finance in whole or in part the Merger.

Section 4.08        Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or its Affiliates.

Section 4.09        Capitalization of Merger Sub. As of the date hereof, the authorized share capital of Merger Sub consists of 1,000 shares, no par value, 1,000 of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and other transactions contemplated by this Agreement.

Section 4.10        Ownership of Company Common Stock. Neither Parent nor Merger Sub, nor any “affiliate” or “associate” of either of the foregoing, is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL. Neither Parent nor any of its Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 4.11        Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any Company Subsidiary. Parent and Merger Sub are Solvent as of the date of this Agreement, and, assuming the satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by this Agreement, Parent, the Surviving Corporation and each of the Surviving Corporation’s Subsidiaries will, after giving effect to all of the transactions contemplated by this Agreement (including the payment of the aggregate amounts payable pursuant to Article III and the payment of all fees, costs and expenses to be paid by Parent related to the transactions contemplated by this Agreement), be Solvent at and after the Closing.

Section 4.12        Management Agreements. Other than this Agreement and the Support Agreements, as of the date hereof, there are no Contracts, arrangements or understandings between Parent or Merger Sub, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, relating in any way to the Company (including relating to compensation and retention of the Company’s management), the transactions contemplated by this Agreement or the operations of the Surviving Corporation after the Effective Time.

ARTICLE V

Representations and Warranties of the Company

The Company hereby represents and warrants to Parent and Merger Sub that, except (a) as disclosed in the Company SEC Documents filed with, or furnished to, the SEC on or after January 1, 2018 and publicly available no less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures set forth therein under the heading “Risk Factors” (other than factual information contained therein) or any disclosure constituting “forward-looking statements” or other disclosures to the extent they are similarly predictive or forward-looking in nature (it being agreed that nothing disclosed in a Company SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.02(a), Section 5.03 or Section 5.08(a)) or (b) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), it being agreed that, except (x) with respect to the disclosures intended to qualify Section 5.02(a), Section 5.03 or Section 5.08(a), or (y) unless otherwise expressly indicated on any section or subsection of the Company Disclosure Letter, disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face:

Section 5.01        Organization, Standing and Power. Each of the Company and each of the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of the Company and the Company Subsidiaries has all requisite power and authority to conduct its businesses as presently conducted and to own, lease and use its assets in the manner in which its assets are currently owned, leased and used. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the amended and restated bylaws of the Company in effect as of the date of this Agreement (the “Company Bylaws”) and true and complete copies of the articles of incorporation, bylaws and limited liability company agreements (or equivalent constituent documents) of each Company Subsidiary in effect as of the date of this Agreement and all of the foregoing documents are in full force and effect and none of the Company or any Company Subsidiary is in violation of any applicable provisions of any such documents.

Section 5.02        Company Subsidiaries.

(a)               All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by a Company Subsidiary or by the Company and a Company Subsidiary, free and clear of all Liens, excluding Permitted Liens, and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities Laws. Except as set forth in this Section 5.02(a), there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock or any securities of such Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, such Company Subsidiary, (y) any warrants, calls, options, phantom stock, stock appreciation rights or other rights to acquire from such Company Subsidiary, any capital stock or voting securities of, or other equity interests in, such Company Subsidiary or (z) any rights issued by, or other obligations of, such Company Subsidiary that are linked in any way to the price of any class of capital stock or voting securities of, or other equity interests in, such Company Subsidiary, the value of such Company Subsidiary or any part of such Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of or voting securities of, or other equity interests in, such Company Subsidiary. Section 5.02(a) of the Company Disclosure Letter contains a complete and accurate list as of the date of this Agreement of each of the Company Subsidiaries and their respective jurisdictions of organization.

(b)               Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, none of the Company or any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any Person, in each case, other than securities held for investment by the Company or the Company Subsidiaries in the Ordinary Course of Business.

(c)               Neither the Company nor any of its Subsidiaries (i) owns any share capital of, or any equity interest of any nature in, any other Person, other than Subsidiaries of the Company or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Person.

Section 5.03        Capital Structure.

(a)               The authorized capital stock of the Company consists of 80,000,000 shares of Company Common Stock, and 10,000,000 shares of Preferred Stock (the “Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on June 8, 2020 (the “Capitalization Date”), (i) 27,799,669 shares of Company Common Stock were issued and outstanding (of which no shares were subject to vesting restrictions pursuant to the Company Stock Plans); (ii) no shares of Company Common Stock were issued and held in treasury; (iii) no shares of Preferred Stock were issued and outstanding; (iv) 4,133,416 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans; (v) 2,339,014 shares of Company Common Stock were issuable upon exercise of outstanding Company Stock Options; (vi) 424,576 shares of Company Common Stock were subject to outstanding Company RSUs; and (vii) 2,355,506 shares of Company Common Stock were issuable upon exercise of outstanding Company Warrants. Since the Capitalization Date, the Company has not issued any Company Stock Options or Company RSUs or other equity or equity-based awards or warrants. Except as set forth in this Section 5.03(a), there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock or any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company, (y) any warrants, calls, options, phantom stock, stock appreciation rights or other rights to acquire from the Company, or any other obligation of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or (z) any rights issued by, or other obligations of, the Company that are linked in any way to the price of any class of Company Capital Stock, the value of the Company or any part of the Company or any dividends or other distributions declared or paid on any shares of capital stock of the Company. No Company Stock Award is or has ever been subject to Section 409A of the Code.  No Company Stock Option has been granted with an exercise price less than the fair market value of a share of Company Common Stock on the date of grant.

(b)               Section 5.03(a) of the Company Disclosure Letter sets forth an accurate list, as of the Capitalization Date, of each outstanding Company Stock Award, in each case specifying the employee ID of the holder, the type of award, the number of underlying shares of Company Common Stock, the date of grant, and, if applicable, the exercise price per share of Company Common Stock and the expiration date. The current exercise price of all Company Warrants is $3.18 per share of Company Common Stock underlying the Company Warrants and the exercise period for all such Company Warrants expires on June 19, 2020.

(c)               All outstanding shares of Company Common Stock are, and, at the time of issuance, all such shares that may be issued (i) upon the exercise of Company Stock Options, (ii) upon the vesting or settlement of Company RSUs pursuant to the Company Stock Plans and applicable award agreements, or (iii) upon the exercise of Company Warrants, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or bound. All grants of equity-based awards or other rights with respect to shares of Company Common Stock to current or former directors, officers, employees, agents or consultants of the Company or any Company Subsidiary have been made in all material respects in accordance with applicable Law and the terms of the applicable Company Stock Plans and award agreements thereunder, as applicable, and any policy of the Company or Company Board (including any committee thereof) relating to the grant of such awards or rights. Except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (x) the payment of the exercise price of Company Stock Options with Company Common Stock (including in connection with “net exercises”), (y) required Tax withholding in connection with the exercise of, vesting or settlement of Company Stock Awards, and (z) forfeitures of Company Stock Awards, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary. There are no debentures, bonds, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company’s stockholders may vote (“Company Voting Debt”). None of the Company or any of the Company Subsidiaries is a party to or otherwise bound by any voting agreement voting trust, shareholder agreement, proxy or other agreement in effect with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company, or restricting the transfer of, or providing registration rights with respect to such capital stock, voting securities or other equity.

Section 5.04        Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger, the Offer and the other transactions contemplated by this Agreement. The Company Board has, by resolutions duly adopted by the requisite vote of the directors, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Offer, are advisable, (b) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Offer, are fair to and in the best interests of the Company and its stockholders, (c) approved this Agreement and the transactions contemplated hereby, including the Merger and the Offer, (d) assuming the accuracy of the representations and warranties set forth in Section 4.10, taken all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL will not apply with respect to or as a result of the Merger, the Offer, this Agreement and the transactions contemplated hereby, and (e) resolved, upon and subject to the terms and conditions herein (including Section 6.03), to recommend that its stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer (such recommendation, the “Company Recommendation”) (provided that, for the avoidance of doubt, any Adverse Recommendation Change by the Company Board in accordance with Section 6.03(d) shall not be a breach of the representation or warranty in this sentence). The Company has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 5.05        No Conflicts; Consents; CFIUS.

(a)               The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger, the Offer and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company Bylaws or the governing or organizational documents of any Company Subsidiary; (ii) any Material Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound; or (iii) subject to the filings and other matters referred to in Section 5.05(b), any Order or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clause (iii) above, any matters that, individually or in the aggregate, would not have a Company Material Adverse Effect.

(b)               No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger, the Offer and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Schedule 14D-9, and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger, the Offer and the other transactions contemplated by this Agreement; (ii) the filing of the Certificate of Merger with the Delaware Secretary and appropriate documents with the relevant authorities of the other jurisdictions in which the Company and the Company Subsidiaries are qualified to do business; (iii) compliance with NASDAQ rules and regulations; and (iv) such other Consent, registration, declaration, notice or filing that, individually or in the aggregate, would not have a Company Material Adverse Effect.

(c)               The Company is not a TID U.S. Business as defined in 31 C.F.R. Part 800.248.

Section 5.06        Company SEC Documents; Undisclosed Liabilities.

(a)               The Company has timely furnished or filed (as applicable), together with any amendments required to be made with respect thereto, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2018 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, being collectively referred to as the “Company SEC Documents”).

(b)               Each Company SEC Documents (i) at the time filed, complied in all material respects with the requirements of the Exchange Act, the Sarbanes-Oxley Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any Company SEC Document. None of the Company Subsidiaries are subject to the periodic reporting requirements of the Exchange Act. Each of the consolidated financial statements of the Company (including any related notes and schedules) included in the Company SEC Documents (A) have been prepared from, and are in accordance with, the books and records of the Company and the Company Subsidiaries and (B) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Company Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in shareholders’ equity for the periods shown (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end adjustments that are not material in nature). No financial statements of any Person other than the consolidated Company Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company. Since January 1, 2018, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Marcum LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c)               The Company has made available to Parent copies of all comment letters received by the Company from the SEC since January 1, 2018 relating to the Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, (i) there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC and (ii) to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

(d)               Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(e)               Except (i) as reflected or reserved against in the Company’s consolidated balance sheet as of March 31, 2020 (or the notes thereto) included in the Company SEC Documents, (ii) for fees and expenses of the Company’s legal counsel incurred in connection with or contemplated by this Agreement, a good faith estimate of which has been provided to Parent, (iii) the fees (the aggregate dollar amount of which has been provided to Parent) and expenses (a good faith estimate of the aggregate dollar amount of which has been provided to Parent) of the Company Financial Advisor incurred in connection with or contemplated by this Agreement, the Offer or the Merger, (iv) other fees and expenses incurred in connection with or contemplated by this Agreement, the Offer or the Merger and (v) for liabilities and obligations that have been incurred in the Ordinary Course of Business since March 31, 2020, none of the Company or any Company Subsidiary has any material liabilities or obligations of any nature (whether accrued, absolute, contingent, matured or unmatured or otherwise) which are required to be recorded or reflected on a balance sheet, including the footnotes thereto, under GAAP.

(f)                The Company and the Company Subsidiaries have established and maintain a system of internal control over financial reporting designed to sufficiently provide reasonable assurance regarding the reliability of financial reporting, including assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP applied on a consistent basis, (ii) receipts and expenditures are executed in accordance with the authorization of management and (iii) any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner. The Company has, in material compliance with Rule 13a-15 under the Exchange Act, designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the principal executive officer of the Company and the principal financial officer of the Company by others within those entities. Since December 31, 2017, there has not been and is not (A) “significant deficiency” or “material weakness” (as such terms are defined by the Public Company Accounting Oversight Board) in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) which would be reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (B) fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(g)               The Company’s “disclosure controls and procedures” (as defined in Rules 13a 15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(h)               Since December 31, 2017, (i) neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee with responsibility for bookkeeping or accounting functions, auditor or accountant of the Company or any of the Company Subsidiaries has received any substantive written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any material written complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in illegal or improper accounting or auditing practices and (ii) and changes in shareholders’ equity.

(i)                 The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ.

(j)                 Section 5.06(j) of the Company Disclosure Letter sets forth the Indebtedness of the Company and the Company Subsidiaries and the Company’s good faith estimate of the aggregate amount of cash and cash equivalents of the Company and the Company Subsidiaries, in each case, as of the date immediately prior to the date hereof.

Section 5.07        Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Offer Documents shall contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will, when filed with the SEC or at any time it is amended or supplemented or at the time it is first published, comply as to form in all material respects with the provisions of the Exchange Act and all other applicable Laws. The Schedule 14D-9, when filed with the SEC or at any time it is amended or supplemented or at the time it is first published, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation is made by the Company with respect to statements made or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to the Company or any of its Representatives by Parent, Merger Sub or any of their respective Representatives for inclusion or incorporation by reference therein.

Section 5.08        Absence of Certain Changes or Events. From December 31, 2019 to the date of this Agreement, (a) there has not occurred a Company Material Adverse Effect, (b) each of the Company and the Company Subsidiaries has conducted its respective business in the Ordinary Course of Business in all material respects and (c) neither the Company nor any of the Company Subsidiaries has taken any action that, if taken after the date hereof, would require Parent’s consent pursuant to any of the following clauses of Section 6.01: clauses (a), (b), (c), (d), (e), (f), (g), (h), subclause (i) or (ii) of clause (l), (m), (o), (p), (q), (s), (u), (v) or (w).

Section 5.09        Taxes.

(a)               Since December 31, 2015, each of the Company and each Company Subsidiary has: (i) timely filed or caused to be filed, taking into account any extensions, all income Tax Returns and all other material Tax Returns required to have been filed on or prior to the Closing Date, and such Tax Returns are accurate and complete in all material respects; (ii) paid all material Taxes required to have been paid by it on or prior to the Closing Date other than Taxes that are not yet due and payable or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP.

(b)               No material deficiency for any Tax has been asserted or assessed in writing by a taxing authority against the Company or any Company Subsidiary which deficiency has not been paid or accrued for or is not being contested in good faith in appropriate proceedings and has been adequately reserved under GAAP nor has the Company or any Company Subsidiary executed any waiver or extension of any statute of limitations for the assessment or collection of any Tax.

(c)               There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of the Company or any Company Subsidiary, or as to which the Company or any Company Subsidiary has received written notice.

(d)               Since December 31, 2015, each of the Company and each Company Subsidiary has complied in all material respects with all applicable Tax Laws with respect to the withholding of Taxes with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(e)               No Liens for Taxes exist against the Company or any of the Company Subsidiaries, except for Permitted Liens.

(f)                Since December 31, 2015, no claim has been received in writing by the Company or any Company Subsidiary from any taxing authority (whether within or without the United States) that the Company or any Company Subsidiary is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns.

(g)               For taxable years for which the applicable statute of limitations for an assessment of Taxes has not expired, none of the Company or any Company Subsidiary (i) has any liability for Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of local, state or foreign Law), as a transferee or successor, by contract, or otherwise (other than pursuant to agreements entered into in the Ordinary Course of Business the primary purpose of which is not related to Taxes) or (ii) has been a party to any joint venture, partnership or other arrangement that is or was treated as a partnership for Tax purposes. Neither the Company nor any Company Subsidiary will have any liability to make any payment pursuant to Section 965 of the Code after the Closing.

(h)               Neither the Company nor any Company Subsidiary (i) has any application pending with the IRS requesting permission for any changes in accounting methods; or (ii) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the date of the Closing under any provision of federal, state, local or foreign Tax Law or by agreement with any Governmental Entity as a result of (A) an installment sale or open transaction disposition made on or prior to the date of the Closing, (B) a closing agreement (whether under Section 7121 of the Code or under any corresponding provision of state, local or foreign Tax Law) executed on or prior to the date of the Closing, (C) the utilization of dual consolidated losses described in Treasury Regulation issued under Section 1503(d) of the Code on or prior to the date of the Closing (or any corresponding or similar provision or administrative rule of state, local or foreign Tax Law), or (D) any intercompany transaction within the meaning of Treasury Regulation Section 1.1502-13 or any excess loss account within the meaning of Treasury Regulation Section 1.1502-19 (or any corresponding or similar provision or administrative rule of state, local or foreign Tax Law). Section 5.09 of the Company Disclosure Letter lists any “gain recognition agreement” described in Treasury Regulations issued under Section 367 of the Code (or any corresponding or similar provision or administrative rule of state, local or foreign Tax Law) entered into by the Company or any Company Subsidiary that remains in effect.

(i)                 None of the Company or any Company Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement (i) solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries or (ii)  the primary purpose of which is not related to Taxes.

(j)                 None of the Company or any Company Subsidiary (i) is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group of which the Company or a Company Subsidiary is or was the common parent) or (ii) has been required to reduce any tax attributes under Treasury Regulations section 1.1502-36(d).

(k)                Within the past two (2) years, none of the Company or any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(l)                 None of the Company or any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m)               Section 5.09 of the Company Disclosure Letter identifies each Subsidiary for which an election has been made under Treasury Regulation Section 301.7701-3 as well as the U.S. federal tax status of such entity and the effective date of such election.

(n)                The Company and each Company Subsidiary are in compliance in all material respects with all transfer pricing requirements in all jurisdictions in which the Company or such Company Subsidiary, as the case may be, does business. To the Knowledge of the Company, none of the transactions between the Company or any Company Subsidiary and other related Persons is subject to any material adjustment, apportionment, allocation or recharacterization under any Tax Law, and all such transactions have been effected on an arm’s length basis.

Section 5.10        Benefits Matters; ERISA Compliance.

(a)               Section 5.10 of the Company Disclosure Letter sets forth a list identifying all material Company Benefit Plans. The Company has delivered or made available to Parent with respect to each Company Benefit Plan identified in Section 5.10 of the Company Disclosure Letter (to the extent applicable thereto) copies of (i) the current plan document and any amendments thereto; (ii) the most recent annual report on Form 5500 (or similar filing under applicable Law) filed with the United States Internal Revenue Service (the “IRS”); (iii) the most recent summary plan description; (iv) the most recent determination letter or opinion letter issued by the IRS; and (v) each trust agreement, group annuity contract or other funding mechanism relating to any Company Benefit Plan, in each case, as currently in effect. For purposes of this Agreement, “Company Benefit Plan” means any employee benefit plan, program, policy, practice, or other agreement or arrangement providing benefits to any current or former employee, officer or director of the Company or any Company Subsidiary or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any Company Subsidiary or to which the Company or any Company Subsidiary contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program, policy, agreement or arrangement.

(b)               Each Company Benefit Plan which is intended to be qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code has received a favorable determination letter from the IRS or utilizes a prototype or volume submitter plan document that is the subject of a favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan, and, to the Knowledge of the Company, no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any related trust.

(c)               No Company Benefit Plan is, and none of the Company, any Company Subsidiary or any of their respective ERISA Affiliates, during the six (6) years prior to the date hereof has maintained, contributed to, been required to contribute to or otherwise had any liability with respect to (i) any plan that is or was subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code; and (ii) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. None of the Company and the Company Subsidiaries nor any of their respective ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. Neither the Company nor any Company Subsidiary has any liability under Title IV of ERISA or on account of at any time being considered a single employer under Section 414 of the Code with any other Person.

(d)               No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment that would be an expense of the Company and any Company Subsidiary, other than (i) as required by Law, including Section 4980(B)(f) of the Code or similar state Law, (ii) coverage through the end of the month of retirement or other termination of employment or service, (iii) disability benefits attributable to disabilities occurring at or prior to retirement or other termination of employment or service, and (iv) conversion rights at the sole expense of the converting individual.

(e)               Each Company Benefit Plan has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and the Company is in compliance, in all material respects, with ERISA, the Code and all other Laws applicable to such Company Benefit Plans. Except as would not reasonably be expected to result in a material liability to the Company or any Company Subsidiary, all contributions required to be made to any Company Benefit Plan by applicable Law, regulation, or any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have been timely made or paid in full. Except as expressly provided by the terms of this Agreement, neither the execution or delivery of this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event, (i) entitle any current or former director, officer or employee of the Company or any Company Subsidiary to severance pay or any other payment; (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, officer or employee; or (iii) accelerate the time of payment or vesting of amounts due to any such director, officer or employee. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any Company Subsidiary in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligation to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

Section 5.11        Litigation. As of the date hereof, there is no, and since December 31, 2017 there has been no claim, demand, charge, complaint, suit, action, arbitration, audit, examination, other proceeding or investigation, pending or, to the Knowledge of the Company, threatened against the Company, any Company Subsidiary or any present or former officer or director of the Company that, individually or in the aggregate, would be material to the Company and the Company Subsidiaries, taken as a whole, nor is there any Order outstanding against or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary (or that, upon consummation of the Offer and the Merger, would apply to the Surviving Corporation or any of its Affiliates) that, individually or in the aggregate, would be material to the Company and the Company Subsidiaries, taken as a whole.

Section 5.12        Compliance with Applicable Laws. Since December 31, 2017, the business of the Company and the Company Subsidiaries has been conducted in compliance with all Laws applicable thereto in all material respects. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, since December 31, 2017, the business of the Company and the Company Subsidiaries has at all times maintained and been in compliance with all franchises, licenses, permits, authorizations, variances, exemptions or approvals required by all Laws applicable thereto. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has received any written notice from a Governmental Entity since December 31, 2017 alleging that the Company or any of the Company Subsidiaries is not in material compliance with any Law applicable to the Company or such Company Subsidiary, as applicable.

Section 5.13      Material Permits. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and each of the Company Subsidiaries possesses all material Permits that are necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) all such Permits are in full force and effect, and (b) no event has occurred that would reasonably be expected to result in material default (with or without notice or lapse of time or both) under, or the revocation, cancellation, non-renewal or adverse modification of, any such Permit, nor has the Company received any written notice thereof.

Section 5.14        Contracts.

(a)               As of the date of this Agreement, none of the Company or any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b)               Section 5.14(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies, of:

(i)                 each Contract to which the Company or any of the Company Subsidiaries is a party that purports to restrict in any material respect the ability of the Company or any Company Subsidiaries to (A) compete in any line of business or geographic area or (B) solicit any customers or individuals for employment, in each case that is material to the Company and the Company Subsidiaries, taken as a whole;

(ii)                each Contract that relates to the creation, incurrence, assumption, security of, or guarantee of Indebtedness in excess of $100,000 (other than any Indebtedness described in clause (iii) of the definition of Indebtedness) of the Company or any of the Company Subsidiaries that is outstanding or may be incurred by its terms, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries;

(iii)                each partnership, joint venture, limited liability agreement or similar Contract to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the Company Subsidiaries or securities held for investment by the Company or the Company Subsidiaries in the Ordinary Course of Business;

(iv)               each material Contract between the Company or any Company Subsidiary, on the one hand, and, on the other hand, (A) any present executive, officer or director of either the Company or any of the Company Subsidiaries or (B) to the Knowledge of the Company, any affiliate of any such executive, officer or director (other than the Company or any of the Company Subsidiaries), in each case, other than those Contracts filed as exhibits (including exhibits incorporated by reference) to any Company SEC Documents and other than any Company Benefit Plan;

(v)                 any labor, collective bargaining agreement or similar agreement with any collective bargaining representative, works council or industry trade group to which the Company or a Company Subsidiary is party;

(vi)               each Contract relating to the disposition or acquisition by the Company or any of the Company Subsidiaries of any material business or any material amount of assets (x) with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement and (y) involving consideration in excess of $250,000;

(vii)              each Contract pursuant to which the Company or any of the Company Subsidiaries has entered into in the six (6) years prior to the date hereof (or prior thereto, if the Company or any Company Subsidiary has ongoing obligations in respect thereof or if the Company or any Company Subsidiary granted to any Person an exclusive license with respect to any Company Intellectual Property) that (A) grants any Patent license to any Person or any other exclusive or material license to any Person to use any of the Company Intellectual Property or (B) receives any material license from any Person to use the Intellectual Property Rights of a third party, in each case, excluding any Contract pursuant to which the Company or any Company Subsidiary receives any license to use any Off-the-Shelf Software or receives any non-exclusive licenses entered into in the Ordinary Course of Business;

(viii)             each material research or development agreement (whether related to singular or joint research or development) to which the Company or a Company Subsidiary is party;

(ix)                each Contract with a third party to which the Company or any Company Subsidiary is a party that would reasonably be expected to involve aggregate payments by the Company or such Company Subsidiary during calendar year 2019 or any subsequent twelve (12)-month period of at least $250,000;

(x)                 each Contract with a third party to which the Company or any Company Subsidiary is a party that would reasonably be expected to involve aggregate payments to the Company or such Company Subsidiary during calendar year 2019 of at least $125,000;

(xi)                any Contract pursuant to which the Company or any Company Subsidiary grants any third party any “most favored nation” or similar most favored customer status, or rights of first or last offer, negotiation or refusal, in each case, that cannot be cancelled by the Company or any Company Subsidiary without penalty upon less than ninety (90) days’ notice and which is material to the Company and the Company Subsidiaries, taken as a whole;

(xii)               any Contract that requires or otherwise relates to any future capital expenditures by the Company or any of the Company Subsidiaries in excess of $125,000 individually or $250,000 in the aggregate;

(xiii)          any Contract between the Company or any Company Subsidiary and a U.S. federal or state Governmental Entity of which the Company has Knowledge, pursuant to which the Company or any Company Subsidiary provides any goods or services;

(xiv)          any Contract with a third party that provides for indemnification or assumption of liability by the Company or any Company Subsidiary without limit as to aggregate amount but excluding any such Contract with resellers, customers, licensees or suppliers in their capacity as such;

(xv)           any Contract to which the Company or a Company Subsidiary is party providing for the payment, increase or vesting of any material benefits or compensation in connections with the transactions contemplated hereby;

(xvi)          any hedging, swap, derivative or similar Contract; and

(xvii)          any Contract that involves any resolution or settlement of any actual or threatened suit, action or proceeding (x) with a value in excess of $250,000 individually, (y) that provides for any injunctive or other non-monetary relief or (z) pursuant to which the Company or any of the Company Subsidiaries have any other continuing material obligations, liabilities or restrictions.

Each Contract described in this Section 5.14(b) and each Filed Company Contract, in each case, is referred to herein as a “Material Contract”.

(c)             Except for matters which, individually or in the aggregate, would not have a Company Material Adverse Effect, (i) each Material Contract is in full force and effect and a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity and (ii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except, in the case of clause (i), with respect to any Material Contract which expires by its terms (as in effect as of the date hereof). As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notice regarding any actual or alleged material violation or breach of or material default under, or intention to cancel or materially modify to the detriment of the Company or the Company Subsidiaries, any Material Contract, except in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 5.15            Properties.

(a)             Neither the Company nor any Company Subsidiary owns any real property.

(b)            Section 5.15(b) of the Company Disclosure Letter contains, as of the date of this Agreement, a true and complete list of all real property that is leased, subleased, sub-subleased, or licensed to, or otherwise occupied by, the Company and the Company Subsidiaries, as applicable (such property, the “Leased Real Property”), and sets forth a list of any and all leases, subleases, sub-subleases, licenses, sublicenses and occupancy agreements and purchase options for the use of the Leased Real Property to which the Company or any Company Subsidiary is a party with respect thereto (collectively, including all modifications and amendments thereto, the “Real Estate Leases”). The Company or one of the Company Subsidiaries, as the case may be, hold good, valid and subsisting leasehold interests in the Leased Real Property pursuant to the applicable Real Estate Lease, subject to proper authorization and execution of such Real Estate Lease by the other party thereto and Permitted Liens, except in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. True and complete copies of all Real Estate Leases have been made available to Parent.

(c)            Each Real Estate Lease (i) is in full force and effect and a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity; (ii) has not been amended or modified in any material respect except as reflected in the modifications, amendments, supplements and side letters thereto made available to Parent; and (iii) except with respect to any Permitted Liens, has not been assigned in any manner by the Company or any of the applicable Company Subsidiaries.

(d)            There is no existing material default or event of default by the Company or any of the Company Subsidiaries, or, to the Knowledge of the Company, any other party thereto, under any Real Estate Lease, nor, to the Knowledge of the Company, any event which with notice or lapse of time or both would constitute a material default thereunder by the Company or any Subsidiary (as applicable) or any other party thereto.

(e)            The Leased Real Property constitutes all of the real property occupied or otherwise used by the Company and the Company Subsidiaries as of the date hereof. The Leased Real Property is in all material respects in good operating condition and in a state of good and working maintenance and repair, ordinary wear and tear excepted, and is adequate and suitable for its current uses and purposes. To the Knowledge of the Company, there are no physical conditions or defects on any part of the Leased Real Property that would materially impair or would be reasonably expected to materially impair the continued operation of the business of the Company and the Company Subsidiaries as presently conducted at such Leased Real Property.

Section 5.16            Intellectual Property Rights.

(a)            Section 5.16(a) of the Company Disclosure Letter sets forth a list, as of the date hereof, of all registrations that have not expired or been abandoned and currently pending applications for registration for any Patents, Trademarks and Copyrights owned by the Company or any of the Company Subsidiaries, specifying in each case as applicable, the title, whether such item is an application or registration, either the application number or, if registered, the registration number, the jurisdiction, the record owner thereof and for any trademark application or registration, the class number for the goods and services and the registration date, if applicable. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each such registration and pending application is, as of the date hereof, subsisting, and the Company has not engaged in any inequitable conduct that would render any such material registration unenforceable. Except with respect to validity or enforceability issues arising from any prior art (i) raised in the examination or other pre-grant proceeding of any application to register a Patent that is owned by the Company or any of the Company Subsidiaries; (ii) raised in any post-grant administrative proceedings identified in Section 5.16(b) of the Company Disclosure Letter; or (iii) identified in a publicly available document that was filed in connection with any adversarial proceeding that is disclosed in any report, schedule, form, statement or other document filed by the Company with the SEC, any Patent that is owned or purported to be owned by the Company or any of the Company Subsidiaries, is, to the Knowledge of the Company, valid and enforceable.

(b)            Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company or a Company Subsidiary owns, is licensed or otherwise has the right to use all Intellectual Property Rights used in the conduct of the business of the Company and the Company Subsidiaries, and will, immediately following the Closing, continue to own, be licensed, or have the right to use such Intellectual Property Rights; provided, however, that the foregoing representation and warranty shall not constitute a representation or warranty with respect to any actual or alleged infringement, misappropriation, or other violation of third-party Intellectual Property Rights. The Company or a Company Subsidiary is the sole and exclusive owner of all Patents and other Intellectual Property Rights included in the Company Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens. The Company has a complete and accurate record of all material correspondence with Persons with whom the Company has accused of infringing, misappropriating or otherwise violating any Patent owned by the Company or a Company Subsidiary. Section 5.16(b) of the Company Disclosure Letter sets forth a list of all post-grant administrative proceedings worldwide challenging the validity of any Patent owned or purported to be owned by the Company or any of the Company Subsidiaries, specifying in each case as applicable, on a Patent-by-Patent basis, the forum of proceeding (inter partes review or other), the applicable case number, and the current procedural status, excluding any such administrative proceedings that have been reported in any reports, schedules, forms, statements or other documents by the Company with the SEC. Except for proceedings that fall within the exclusions of the preceding sentence, no Patent owned or purported to be owned by the Company or any Company Subsidiary is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the Company’s Knowledge, no such action is or has been threatened with respect to any such Patents

(c)            To the Knowledge of the Company (i) the operation of the businesses of the Company and the Company Subsidiaries does not infringe, misappropriate, dilute or otherwise violate, and has not in the six (6) years preceding the date hereof infringed, misappropriated, or diluted or otherwise violated any Intellectual Property Rights of third parties and (ii) there is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened in writing that alleges that the use of Intellectual Property Rights by the Company or the Company Subsidiaries or that the Company or any Company Subsidiary infringes, misappropriates or dilutes or violates any Intellectual Property Rights of third parties that, in each case, individually or in the aggregate, would have a Company Material Adverse Effect.

(d)           Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries do not use or distribute any Open Source Software in a manner that: (i) requires material source code owned by the Company or the Company Subsidiaries to be disclosed, licensed, publicly distributed, or dedicated to the public, (ii) requires the licensing of any such Software product or Software for the purpose of making derivative works, or (iii) imposes limitations on the Company’s or any Company Subsidiaries’ ability to charge consideration for the distribution, or restrict further distribution, of such Software product or Software.

(e)            Neither the Company nor any of the Company Subsidiaries has (i) disclosed, delivered or licensed (or agreed to disclose, deliver or license) to any Person that is not an Affiliate or (ii) permitted the disclosure or delivery to any escrow agent or other Persons that are not Affiliates of the Company of any Company Source Code (other than, in each case, disclosure, delivery or licensing of Company Source Code to employees, consultants or other service providers of the Company or any Company Subsidiary whose rights to use Company Source Code are limited to use for the benefit of the Company or the Company Subsidiaries and subject to reasonable confidentiality restrictions), in each case, which disclosure, delivery or license would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no event has occurred that (with or without notice or lapse of time, or both) has or would reasonably be expected to result in the disclosure or delivery by the Company or any of the Company Subsidiaries of any Company Source Code to any Person (other than employees, consultants or other service providers of the Company or the Company Subsidiaries) that is not an Affiliate of the Company or any of the Company Subsidiaries, which disclosure or delivery would have a Company Material Adverse Effect.

(f)            Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Person who participated in the development of any material Intellectual Property Rights for or on behalf of the Company or any of the Company Subsidiaries has executed and delivered a valid and enforceable written Contract with the Company or one of the Company Subsidiaries that assigns to the Company or one of the Company Subsidiaries exclusive ownership of all such Intellectual Property Rights, on a worldwide basis, without payment of any additional consideration, including rights to sue for past, present and future damages with respect thereto. Without limiting the foregoing, no such Person owns, or has any right, claim, interest or option (including the right to further remuneration or consideration) with respect to, any Company Intellectual Property.

(g)           Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, to the Knowledge of the Company, all of the Company’s IT Systems are in good working order and condition and are sufficient for the purposes for which they are used in the businesses of the Company and the Company Subsidiaries. To the Knowledge of the Company, the Company and each of the Company Subsidiaries has established and maintains disaster recovery plans consistent in all material respects with: (i) all applicable Laws, (ii) all Material Contracts (including customer contracts), and (iii) all policies of the Company and the Company Subsidiaries relating to IT Systems security. To the Knowledge of the Company, none of the Software products (or any Software therein) distributed by the Company or any Company subsidiaries contains any computer virus, unauthorized disabling or erasing mechanism, worm, unauthorized software lock, drop dead device, Trojan horse, back door, time bomb or similar malicious contaminant.

(h)           (i) The Company and the Company Subsidiaries have been, since December 31, 2017, in material compliance with all applicable Laws, all applicable contractual obligations and all policies of the Company and the Company Subsidiaries relating to privacy, data protection, and the collection and use of Personal Data processed by the Company and the Company Subsidiaries, (ii) the Company and the Company Subsidiaries maintain commercially reasonable policies, procedures and security measures with respect to the physical and electronic security and privacy of Personal Data, (iii) to the Knowledge of the Company, there has been no unauthorized access to, exfiltration, disclosure or theft of any Personal Data processed by the Company or any of the Company Subsidiaries nor any breach, disruption or misuse of IT Systems, and (iv) the Company and the Company Subsidiaries have not received any written notice or claim alleging a material violation of any Privacy Law, contractual obligations relating to privacy or Personal Data or any policy of the Company or any of the Company Subsidiaries relating to privacy or Personal Data.

(i)             Except as would not have a Company Material Adverse Effect: (i) the Company and the Company Subsidiaries have implemented reasonable measures to maintain the confidentiality of their trade secrets and other proprietary information that the Company and the Company Subsidiaries intend to maintain as trade secrets or confidential information and (ii) except as required by applicable Laws in connection with the filing of Patent applications, there has not been any intentional or unintentional disclosure or other release of any trade secrets of the Company and the Company Subsidiaries to any third party in a manner that has resulted or is likely to result in the loss of trade secret or rights in and to such information that the Company and the Company Subsidiaries intend to maintain as trade secrets.

(j)             The foregoing representations and warranties in this Section 5.16 are the sole representations and warranties made by the Company or any Company Subsidiary with respect to any matters concerning actual or alleged infringement, misappropriation, or other violation of Intellectual Property Rights by the Company or any Company Subsidiary.

Section 5.17            Labor Matters. None of the Company or the Company Subsidiaries is party to any collective bargaining or works council agreement covering any of its employees. With respect to employees of the Company or any Company Subsidiary: (i) there are no labor-related strikes, walkouts, lockouts or other work stoppages pending or, to the Knowledge of the Company, threatened in writing; and (ii) no labor union or group of employees has made a presently pending written demand for recognition or certification and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws respecting labor and employment, fair employment practices, terms and conditions of employment, applicant and employee background checking, immigration, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, worker classification, withholding of Taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues, affirmative action and unemployment insurance and related matters.

Section 5.18           Environmental Matters. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries are in compliance with all applicable Environmental Laws, which compliance has included obtaining, maintaining and complying with all Environmental Permits necessary for the conduct of their respective businesses as currently conducted and; (b) as of the date hereof, neither the Company nor any of the Company Subsidiaries has received any written notice of, or is the subject of, or to the Knowledge of the Company, has been threatened with, any claim or proceeding alleging non-compliance by the Company or such Company Subsidiary with any applicable Environmental Law or Environmental Permit or alleging liability of the Company or such Company Subsidiary under any Environmental Law; (c) to the Company’s Knowledge, there has been no Release or presence of or exposure to any Hazardous Substance that would reasonably be expected to result in liability or a requirement for investigation, notification or remediation by the Company or any of the Company Subsidiaries under any Environmental Law; (d) neither the Company nor any of the Company Subsidiaries has received notice of potential responsibility or liability relating to any waste generated by the Company or the Company Subsidiaries or any Hazardous Substance arising under or relating to any Environmental Law; (e) neither the Company nor any of the Company Subsidiaries has entered into any contract with another Person of which the primary purpose is to assume, undertake or otherwise become subject to liability of another Person under Environmental Law; and (f) the Company has delivered to, or has otherwise made available for inspection by Parent, all material investigation reports, studies, audits, test results or similar documents in the possession, control or custody of the Company or any of its Subsidiaries relating to environmental, health or safety matters or Hazardous Substances.

Section 5.19            Anti-Takeover Provisions.

(a)            Assuming the accuracy of the representation contained in Section 4.10, no further action is required by the Company, the Company Board or any committee thereof or the stockholders of the Company to render inapplicable the restrictions on “business combinations” with an “interested shareholder” (each as defined in Section 203 of the DGCL) set forth in Section 203 of the DGCL, as it relates to the execution, delivery and performance of this Agreement and the consummation of the Merger, the Offer and the other transactions contemplated by this Agreement.

(b)           There is no other “control share acquisition,” “fair price,” “moratorium” state anti-takeover statute or regulation, any takeover-related provision in the Company Charter or the Company Bylaws, or any stockholder rights plan or similar agreement applicable to Parent, this Agreement, the Merger or the Offer that would prohibit or restrict the ability of the Company to enter into this Agreement or its ability to consummate the Merger, the Offer or the other transactions contemplated hereby.

Section 5.20          Insurance. The Company and the Company Subsidiaries maintain insurance policies and surety and fidelity bonds (collectively, the “Insurance Policies”) in all material respects in such amounts and against such losses and risks as required by applicable Law, and any Contract to which they are party. Section 5.20 of the Company Disclosure Letter sets forth an accurate list of all Insurance Policies maintained by or for the benefit of the Company or any Company Subsidiary including the policy name, the insurer, policy period, premium, deductible or retention and limit of liability. The Company has made available to Parent true and correct copies of each of the Insurance Policies. The Company and the Company Subsidiaries have paid, or caused to be paid, all premiums due under the Insurance Policies and have not received written notice that they are in default with respect to any obligations thereunder and the limits of the Insurance Policies have not been materially eroded or the aggregate limits exhausted, other than as would not have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written notice of cancellation, nonrenewal or termination with respect to any Insurance Policies, other than as would not have a Company Material Adverse Effect. Since December 31, 2017 none of the Company or the Company Subsidiaries has been refused any insurance coverage sought or applied for, and neither the Company nor the Company Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers at a cost that would not, individually or in the aggregate, have a Material Adverse Effect. Prior to the Effective Time, the Company has properly reported, in accordance with the terms of the Insurance Policies, any claims for which coverage under the Insurance Policies is available other than as would not have a Company Material Adverse Effect. There are no material claims by the Company or any Company Subsidiary pending as of the date of this Agreement under any of the Insurance Policies as to which coverage has been denied or disputed or, to the Knowledge of the Company, threatened to be denied or disputed.

Section 5.21           Anti-Corruption Laws. Since January 1, 2015, the Company is and has been in compliance with the U.S. Foreign Corrupt Practices Act and in material compliance with all applicable Anti-Corruption Laws. The Company and the Company Subsidiaries have established, implemented and continue to maintain internal controls and procedures reasonably designed to ensure material compliance with Anti-Corruption Laws, including controls and procedures designed to ensure that the employees and agents of the Company or any of the Company Subsidiaries do not make payments in violation of Anti-Corruption Laws.

Section 5.22            International Trade Compliance.

(a)             Since January 1, 2015, the Company and the Company Subsidiaries are and have been in material compliance with, and have not engaged in any conduct that would reasonably be expected to be sanctionable under, all applicable Sanctions Laws, and there are not now, nor have there been since January 1, 2015, (i) any formal inquiries as to which the Company has received written notice or (ii) to the Knowledge of the Company, any other inquiries, proceedings, allegations, or inquiries pending, expected or threatened in writing against the Company or any of the Company Subsidiaries concerning violations or potential violations of, or conduct sanctionable under any applicable Sanctions Law.

(b)            None of the Company, the Company Subsidiaries or Company Board members, officers or directors of the Company or the Company Subsidiaries, is a Sanctioned Person. To the Knowledge of the Company, no Sanctioned Person or group of Sanctioned Persons beneficially owns more than 5% of the Company.

(c)            Neither the Company nor any of the Company Subsidiaries (i) is engaging in any transactions or other activity, directly or, to the Knowledge of the Company, indirectly, with any Sanctioned Person or any Person located, organized or resident in a Sanctioned Country nor (ii) since January 1, 2015, has exported, reexported, or retransferred any article, item, component, software, technology, service or technical data or taken any other act in material violation of any applicable export control Laws, including the U.S. International Traffic in Arms Regulations and the U.S. Export Administration Regulations.

Section 5.23           Open Source Software. The Company and the Company Subsidiaries exercise ordinary and reasonable care in connection with the use of Open Source Software. The Company and the Company Subsidiaries are in compliance in all material respects with all Open Source Software, except where any such noncompliance would not reasonably be expected to give rise to a Company Material Adverse Effect.

Section 5.24           Interested Party Transactions. Since December 31, 2017, all related party disclosures required to be disclosed by the Company pursuant to Item 404 of Regulation S-K have been disclosed in the Company SEC documents.

Section 5.25           Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Atlas Technology Group LLC (the “Company Financial Advisor”), is entitled to any broker’s, finder’s, financial advisor’s fee or other similar fee or commission (or any expenses related to such fee or commission) in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or its Affiliates. The Company’s good faith estimates of fees and expenses of each of the Company’s Financial Advisor and Perkins Coie LLP to be incurred by or on behalf of the Company in connection with the Offer, the Merger and the other transactions contemplated by this Agreement are set forth in Section 5.25 of the Company Disclosure Letter.

Section 5.26           Opinion of Company Financial Advisor. The Company Board has received the opinion of the Company Financial Advisor, to the effect that, as of the date thereof and subject to the limitations and assumptions set forth in such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock. The Company shall deliver or make available to Parent solely for informational purposes an executed copy of such opinion as promptly as practicable after the date of this Agreement (and in any event within one (1) Business Day of the date hereof).

ARTICLE VI

Covenants Relating to Conduct of Business

Section 6.01           Conduct of Business by the Company. Except (i) as set forth in Section 6.01 of the Company Disclosure Letter; (ii) as expressly required by this Agreement; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which consent in the case of subclauses (f) through (x) of clause (B) shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the earlier of the Closing and the date, if any, on which the Agreement is validly terminated pursuant to and in accordance with Article IX (the “Interim Period”), (A) the Company shall, and shall cause each Company Subsidiary to, (x) except as otherwise required by a change in Law, conduct the business of the Company and each Company Subsidiary in the Ordinary Course of Business and in compliance with all applicable Laws and (y) use commercially reasonable efforts to preserve intact in all material respects its current business organization, assets and technology, keep available the services of the Company Employees and maintain its relations and goodwill with customers, suppliers, landlords, and other Persons having business dealings with the Company and (B) without limiting the foregoing, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(a)            (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries; (ii) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 6.01(b); or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options, phantom stock, stock appreciation rights or other rights to acquire any such capital stock, securities or interests, except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (A) the payment of the exercise price of Company Stock Options outstanding on the date hereof with Company Common Stock (including in connection with “net exercises”), (B) required Tax withholding in connection with the exercise, vesting and settlement of Company Stock Awards and other awards pursuant to the Company Stock Plans, (C) forfeitures of Company Stock Awards, or (D) transactions solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries;

(b)            authorize for issuance, issue, deliver, sell, transfer, grant, pledge or otherwise subject to any Lien (other than Liens imposed by applicable securities Laws): (i) any shares of capital stock or other equity interests or voting securities of the Company or any Company Subsidiary other than (A) the issuance of Company Common Stock (x) upon the due exercise, vesting or settlement of Company Stock Awards issued pursuant to the Company Stock Plans, in each case outstanding on the date of this Agreement and in accordance with their terms in effect at such time, or (y) upon the due exercise, vesting or settlement of Company Warrants, in each case outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time, or (B) transactions solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries; (ii) any securities convertible into or exchangeable or exercisable for, or rights of any kind to acquire or sell, capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary; (iii) any warrants, calls, options, phantom stock, stock appreciation rights or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary; (iv) any new Company Stock Awards or other rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary; or (v) any Company Voting Debt;

(c)            (i) amend the Company Charter or the Company Bylaws; (ii) amend the charter or organizational documents of any Company Subsidiary, or (iii) amend any term of any securities of the Company or any of its Subsidiaries (including the Company Warrants or Company Stock Awards);

(d)            create any Company Subsidiary;

(e)            (i) make or adopt any material change in its accounting methods, principles or practices, except as may be required by a change in GAAP or Law or (ii) fail to maintain its books, accounts and records in all material respects in the Ordinary Course of Business;

(f)             directly or indirectly acquire, dispose of, sell, assign or abandon or agree to acquire, dispose of, sell, assign or abandon in any transaction any equity interest in, or any business or business division of, any Person;

(g)            acquire or sell, lease (as lessor), grant licenses to, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any material properties or assets (including, for the avoidance of doubt, any Patents, whether or not material) or any material interests therein other than with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(h)            incur, create, modify, assume, endorse or otherwise become liable for any Indebtedness, or guarantees thereof, other than Indebtedness of the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(i)             except as required by the express terms of any Company Benefit Plan as in effect on the date hereof, (i) establish, adopt, amend or terminate any Company Benefit Plan or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement; (ii) increase in any manner the compensation (including severance, change in control and retention compensation) of any current or former employees of the Company or its Subsidiaries, (iii) grant any equity or equity-based awards or any long-term cash incentive awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan or (iv) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan;

(j)              (i) hire any employee or engage any individual contractor or (ii) terminate the employment of any employee or the services of any individual contractor;

(k)            (i) become a party to, establish, adopt, amend, extend, commence participation in or terminate any collective bargaining agreement or other agreement or arrangement with a labor union, labor organization or other employee-representative body or (ii) recognize or certify any labor union, labor organization or other employee-representative body as the bargaining representative for any employees of the Company or any of its Subsidiaries;

(l)             (i) settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim, liability, obligation or arbitration related to any matter set forth in Section 6.01(l)(i) of the Company Disclosure Letter, (ii) except as permitted by Section 3.03(b) or Section 7.06, settle or compromise any other litigation, or release, dismiss or otherwise dispose of any claim, liability, obligation or arbitration, other than settlements or compromises of litigation or releases, dismissals or dispositions of claims, liabilities, obligations or arbitrations that involve monetary damages in an amount not in excess of $50,000 in the aggregate and do not involve any injunctive or other non-monetary relief or impose restrictions on the business or operations of the Company and the Company Subsidiaries, taken as whole or (iii) engage or terminate the services of any counsel with respect with respect to the matters set forth in the foregoing clauses (i) and (ii) or enter into, materially amend, cancel, or modify in any material respect, release, assign, terminate or transfer any agreement with any legal counsel with respect to the matters set forth in the foregoing clauses (i) and (ii) ;

(m)            assign or otherwise convey title (in whole or in part) to any Intellectual Property Rights owned by the Company or any Company Subsidiary or grant any exclusive licenses to any Intellectual Property Rights owned by the Company or any Company Subsidiary;

(n)             take any action or fail to take any lawful action, if such action or failure to take such action would reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any Patent within the Intellectual Property Rights;

(o)            other than as required by applicable Law or GAAP or in the Ordinary Course of Business, make, change or revoke any material election with respect to Taxes or any election pursuant to Section 7701 of the Code and the Treasury Regulations thereunder, file any material amended Tax Return, change any material accounting method for Taxes, settle or compromise any material Tax liability, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(p)             incur any capital expenditures in an amount in excess of $50,000 in the aggregate;

(q)           materially amend, modify, renew or terminate any Real Estate Lease, other than non-discretionary amendments, modifications, renewals or terminations pursuant to the express terms of the Real Property Leases, or enter into any new material lease, sublease, license or other agreement for the use or occupancy of any real property;

(r)             except as permitted by Section 7.05, terminate, cancel or make any material changes to the structure, limits or terms and conditions of any of the Insurance Policies, including allowing the Insurance Policies to expire without renewing such policies or obtaining comparable replacement insurance, or failing to pay premiums or report known claims in a timely manner, in each case except as would not reasonably be likely to be material to the Company and the Company Subsidiaries, taken as a whole;

(s)             enter into a new line of business or abandon or discontinue any existing line of business;

(t)              enter into, materially amend, accelerate any material term of, cancel, fail to exercise an expiring renewal option, grant a material waiver or release under or modify in any material respect, terminate or assign or transfer to any Person other than a Company Subsidiary any Material Contract or any contract that would constitute a Material Contract required to be disclosed on the Company Disclosure Letter if in effect as of the date of this Agreement;

(u)            except as provided under this Agreement, adopt a plan of agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or file a petition in bankruptcy under any provisions of applicable bankruptcy law on its behalf, or consent to the filing of any bankruptcy petition against it under any similar applicable Law, or enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company or any Company Subsidiary, or propose to do any of the foregoing;

(v)            make or forgive any loan to any other Person (other than the advancement of expenses to its employees, officers or directors in connection with the performance of their duties in an amount not in excess of $50,000 in the aggregate);

(w)           enter into a transaction with any stockholder, director or executive officer of the Company that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K; or

(x)            authorize, commit to, agree to or otherwise enter into any binding commitment to take any of the foregoing actions prohibited pursuant to clauses (a) through (w) of this Section 6.01.

Section 6.02           No Control. Without limiting any party’s rights or obligations under this Agreement, the parties understand and agree that nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.03            No Solicitation by the Company; Company Recommendation.

(a)            Except as expressly permitted by this Section 6.03, the Company shall, and shall cause each of the Company Subsidiaries and its and the Company Subsidiaries’ officers and directors (and shall instruct and use its reasonable best efforts to cause its and their respective employees, consultants, legal counsel, financial advisors and agents and other representatives (such officers, directors employees, consultants, legal counsel, financial advisors and agents and other representatives, collectively, “Representatives”)), to: (i) following execution of this Agreement, immediately cease any existing solicitations, knowing encouragement, knowing facilitation, discussions or negotiations with any Persons that may be ongoing with respect to any inquiry, indication of interest, proposal, discussion, offer or request that constitutes or could reasonably be expected to lead to, or result in, an Alternative Proposal (an “Inquiry”) and immediately terminate any such Person’s access to any physical or electronic data rooms ; (ii)  (A) as promptly as reasonably practicable (and in any event within two (2) Business Days) following the date hereof, request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all confidential information previously furnished to any Person (other than Parent or its Representatives) that has, made or indicated an intention to make an Inquiry and (B) until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.01, enforce the provisions of any existing confidentiality or non-disclosure agreement entered into with respect to any Inquiry (except with respect to immaterial breaches thereof); provided that the Company shall be permitted to grant waivers of, and not to enforce, any standstill provision to the extent necessary to permit the counterparty thereto to make an Alternative Proposal directly to the Company Board in accordance with the terms of this Section 6.03; (iii) from and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.01, subject to the other provisions of this Section 6.03, not, directly or indirectly, (A) solicit, initiate or knowingly encourage or facilitate any Inquiry or an Alternative Proposal, (B) furnish non-public information to or afford access to the business, employees, officers, Contracts, properties, assets, books and records of the Company and the Company Subsidiaries to any Person in connection with an Inquiry or an Alternative Proposal or (C) enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to an Inquiry or an Alternative Proposal (other than (x) informing any Person that has made or, to the Knowledge of the Company, is making any Inquiry with respect to, or is considering making, an Alternative Proposal, of the existence of the provisions of this Section 6.03(a) or (y) contacting any Person that makes an Inquiry or Alternative Proposal after the date hereof and is party to a confidentiality agreement in effect between such Person and Company as of the date hereof that by its terms would prohibit compliance by the Company with any of the provisions of Section 6.01(c) solely to (1) request that such confidentiality agreement be promptly waived to the extent required to permit the Company to comply with its obligations hereunder and (2) inform such Person that unless such confidentiality agreement is waived, the Company is unable to consider or engage in any discussions with respect to such Inquiry or Alternative Proposal; and (iv) until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.01, subject to the other provisions of this Section 6.03, not, directly or indirectly, and the Company Board and each committee of the Company Board shall not, (A) approve, agree to, accept, endorse, recommend, declare advisable or submit to a vote of its stockholders any Alternative Proposal, (B) fail to make, or withdraw, qualify, withhold, modify or amend, in a manner adverse to Parent and Merger Sub, the Company Recommendation or fail to include the Company Recommendation in the Schedule 14D-9, (C) take any action to exempt any Person from the provisions of Section 203 of the DGCL or any other applicable state takeover statute, (D) make any public statement, filing or release adverse to the Company Recommendation, (E) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Alternative Proposal subject to Regulation 14D under the Exchange Act within ten (10) days after the commencement of such Alternative Proposal, (F) approve, adopt or recommend any Alternative Proposal, or propose publicly to approve, adopt or recommend, any Alternative Proposal, (any of the foregoing clauses (A) through (F) in this subsection (iv), an “Adverse Recommendation Change”), (G) fail to publicly reaffirm the Company Recommendation within the later of (x) three (3) Business Days after Parent so requests in writing and (y) seven (7) Business Days following the commencement by a third party of any tender offer or exchange offer related to the Company Common Stock, (H) enter into any letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other similar Contract (except for Acceptable Confidentiality Agreements) relating to or providing for any Alternative Proposal or a potential Alternative Proposal or requiring the Company to abandon, terminate, materially delay or fail to consummate, or that would otherwise materially impede or interfere with, the Merger, the Offer or any of the other transactions contemplated hereby (an “Alternative Acquisition Agreement”) or (I) agree or resolve to take any action set forth in the foregoing clauses (A) through (H). It is agreed that any Willful Breach of the restrictions set forth in this Section 6.03(a) by any Affiliate of the Company or any Representative of the Company or any of its Affiliates shall be deemed a breach of this Section 6.03(a) by the Company.

(b)            Notwithstanding anything to the contrary in Section 6.03(a), if at any time following the date hereof and prior to the Acceptance Time the Company or any Company Subsidiary or any of their respective Representatives receives a bona fide unsolicited written Alternative Proposal (which Alternative Proposal was first made after the date hereof and did not result from a breach of this Section 6.03), the Company and its Representatives may, prior to (but not after) the Acceptance Time, subject to providing Parent prior written notice of such Alternative Proposal in accordance with Section 6.03(c), take the actions set forth in subsections (i) and (ii) of this Section 6.03(b) if the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel), that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law: (i) furnish non-public information to and afford access to the business, employees, officers, Contracts, properties, assets, books and records of the Company and the Company Subsidiaries to the Person who made such Alternative Proposal and such Person’s Representatives pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements (provided that the Company has substantially concurrently or previously furnished, made available or provided access to Parent to any such non-public information (and in any event within twenty-four (24) hours thereafter) does so); and (ii) enter into, or otherwise participate in any discussions or negotiations with any Person regarding, such Alternative Proposal pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements.

(c)            Promptly (but in no event more than twenty-four (24) hours) following receipt of any Inquiry that constitutes, or could reasonably be expected to lead to, any Alternative Proposal from and after the date of this Agreement, the Company shall advise Parent of the receipt of such Inquiry, and the terms and conditions of any such Alternative Proposal (including, in each case, the identity of the Person making any such Inquiry or Alternative Proposal), and the Company shall as promptly as practicable provide to Parent: (i) a copy of such Inquiry, Alternative Proposal and all related material documentation, if in writing; or (ii) a written summary of the material terms of such Alternative Proposal, if oral. With respect to any Alternative Proposal described in the immediately preceding sentence the Company shall keep Parent reasonably informed on a current basis (but in any event within forty-eight (48) hours of any such event) of (x) changes or modifications to the terms of any such Alternative Proposal and (y) any communications from such Person to the Company or from the Company to such Person with respect to any changes or modifications to the terms of any such Alternative Proposal.

(d)            Notwithstanding anything herein to the contrary, at any time prior to the Acceptance Time, (i) if and only if (A) the Company receives a bona fide unsolicited written Alternative Proposal (which Alternative Proposal did not result from a breach of this Section 6.03) that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal and (B) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law, then the Company Board may make an Adverse Recommendation Change and terminate this Agreement pursuant to Section 9.01(d) to enter into a definitive agreement with respect to such Superior Proposal; and (ii) if and only if in response to an Intervening Event, the Company Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law, then the Company Board may make an Adverse Recommendation Change contemplated by clauses (B), (D), (G) or (I) of the definition of Adverse Recommendation Change; provided, that the Company Board may not make any Adverse Recommendation Change or terminate this Agreement pursuant to this Section 6.03(d) unless:

(1)               the Company shall have first provided prior written notice to Parent (which notice shall not constitute an Adverse Recommendation Change or termination of this Agreement) (the “Notice”), at least four (4) Business Days in advance of the Company’s or the Company Board’s intention to take any action permitted under this Section 6.03(d), which Notice shall, if applicable, specify the reasons for the proposed Adverse Recommendation Change and, (x) in the case of a proposed Adverse Recommendation Change pursuant to Section 6.03(d)(i), the material terms and conditions of any Superior Proposal (including the identity of the Person making such Superior Proposal) and, if applicable, include a copy of the most current draft of any Alternative Acquisition Agreement and any other material documents with respect to the Superior Proposal that include any terms and conditions of the Superior Proposal that are not set forth in such draft and (y) in the case of a proposed Adverse Recommendation Change pursuant to Section 6.03(d)(ii), the basis therefor, including a reasonably detailed description of the Intervening Event; and

(2)               prior to making an Adverse Recommendation Change or terminating this Agreement to enter into a definitive agreement with respect to a Superior Proposal, (a) the Company shall, and shall use reasonable best efforts to cause its Representatives to, during period beginning the date the Notice is given and ending at 5:00 PM (Eastern Time) on the fourth (4th) Business Day after the date such Notice is given (the “Negotiation Period”), negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and consider any other proposals or offers (if any) made by Parent and (b) after considering such negotiated adjustments and any proposals or offers made by Parent during such Negotiation Period, the Company Board shall have determined after consultation with its financial advisors and outside legal counsel that (x) in the case of an Adverse Recommendation Change or termination of this Agreement pursuant to Section 6.03(d)(i), such Alternative Proposal continues to constitute a Superior Proposal and (y) in the case of an Adverse Recommendation Change or termination of this Agreement pursuant to Section 6.03(d)(i) or an Adverse Recommendation Change pursuant to Section 6.03(d)(ii), that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law. In the event of any revisions to an Alternative Proposal constituting a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.03(d) with respect to such new written notice, except that references to the four (4) Business Day period above shall be deemed to be references to a two (2) Business Day period. In the event of any material change to the facts or circumstances relating to the Intervening Event, the Company shall be required to deliver prompt written notice of such material change (which notice shall include a reasonably detailed description of such material change) and to comply with the requirements of this Section 6.03(d) with respect to such new written notice, including that the Company will provide Parent with an additional two (2) Business Day period prior to making an Adverse Recommendation Change, and such period shall begin upon the date of Parent’s receipt of the notice of such material change.

For the avoidance of doubt, if Parent, within four (4) Business Days (or two (2) Business Days, in the event of a new written notice following material revisions to a Superior Proposal) following its receipt of a Superior Proposal notice makes an offer that, as determined in good faith by the Company Board (after consultation with its outside legal counsel and financial advisors), results in the applicable Alternative Proposal no longer being a Superior Proposal, then the Company shall have no right to terminate this Agreement pursuant to Section 9.01(d) as a result of such Alternative Proposal.

(e)            Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to any tender offer commenced by another Person constituting an Alternative Proposal or from making any disclosure to the Company’s stockholders required (after consultation with outside legal counsel) under U.S. federal or state Law; provided, that this Section 6.03(e) shall not permit the Company or the Company Board to make an Adverse Recommendation Change except as expressly set forth in this Section 6.03. Issuance of a “stop, look and listen” communication that complies with the requirements of Rule 14d-9(f) under the Exchange Act by or on behalf of the Company in response to a tender offer commenced by another person constituting an Alternative Proposal shall not be considered an Adverse Recommendation Change and shall not require the giving of notice or compliance with the procedures set forth in Section 6.03(d).

(f)             For purposes of this Agreement:

(i)              “Alternative Proposal” means any bona fide proposal or offer (whether or not in writing) by any Person or “group” within the meaning of Section 13(d) of the Exchange Act with respect to any direct or indirect (A) merger, consolidation, share exchange, other business combination or similar transaction involving the Company or any Company Subsidiary; (B) sale, contribution or other disposition, directly or indirectly of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole; (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or “group” of Persons (within the meaning of Section 13(d) of the Exchange Act) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; (D) transaction in which any Person (or the shareholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any “group” which beneficially owns or has the right to acquire beneficial ownership of, securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; or (E) any combination of the foregoing (in each case, other than the Merger or the other transactions contemplated by this Agreement).

(ii)              “Superior Proposal” means any unsolicited bona fide written Alternative Proposal (with all percentages in the definition of Alternative Proposal increased to 50%) made by a Person or “group” within the meaning of Section 13(d) of the Exchange Act, which the Company Board determines in its good faith (after consultation with its financial advisors and outside legal counsel) is reasonably likely to be consummated in accordance with its terms taking into account all aspects (including legal, regulatory, timing, certainty of closing and financing aspects) of the Alternative Proposal, and if consummated, would result in a transaction on terms more favorable to the holders of Company Common Stock (solely in their capacity as such) than the Merger and the Offer from a financial point of view, taking into account all the terms and conditions of such Alternative Proposal and this Agreement and all financial, legal, regulatory and other aspects of such Alternative Proposal that the Company Board considers in good faith to be appropriate (including the conditionality, and the timing and likelihood of consummation of such Alternative Proposal) and, in connection with any determination under Section 6.03(d), taking into account any negotiated adjustments to this Agreement and any other proposals or offers made by Parent during the Negotiation Period.

(iii)            “Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms that are not in any material respect less restrictive of, and not in any material respect more favorable to, a third party or “group” that is a party to such agreement and its Affiliates and Representatives than the terms set forth in the Confidentiality Agreement are to Parent and its Affiliates and Representatives, including with respect to standstill provisions; provided, however, that such confidentiality agreement shall not provide such Person with any exclusive right to negotiate with the Company or otherwise prohibit compliance by the Company or the Company Subsidiaries with any of the provisions of this Section 6.03 or any other obligations of the Company or the Company Subsidiaries under this Agreement.

ARTICLE VII

Additional Agreements

Section 7.01           Certain Filings. The Company and Parent shall cooperate with one another in connection with the preparation of the Schedule 14D-9 and the Offer Documents and any other documents required to be filed by the Company, Parent or Merger Sub with the SEC in connection with the Merger, the Offer and the other transactions contemplated hereby, including furnishing information reasonably required in connection therewith.

Section 7.02           Access to Information; Confidentiality; Cooperation.

(a)            Subject to applicable Law, the Company shall, and shall cause each Company Subsidiary to, afford to Parent and to the Representatives of Parent reasonable access during normal business hours, upon reasonable advance notice, during the Interim Period, to all their respective employees, properties, books and records, Contracts, information technology systems and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish promptly to Parent all other information available to it concerning its business, properties and personnel as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent it reasonably determines, after consultation with outside legal counsel, that such disclosure or access would: (i) violate the terms of any confidentiality agreement of other Contract with a third party (provided, that the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure); (ii) result in the loss of any attorney-client privilege or protection for work product prepared for or in anticipation of litigation (“Work Product Protection”) (provided that the Company shall reasonably cooperate with Parent and use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege or Work Product Protection); (iii) violate any Law (provided that the Company shall reasonably cooperate with Parent and use its commercially reasonable efforts to provide such access or make such disclosure in a manner that does not violate Law); provided, further, in the case of each of the foregoing clauses (i) through (iii) that the Company has given notice to Parent of the fact that it is not providing such access or disclosure, including a description of the general nature of the information being withheld. All information exchanged pursuant to this Section 7.02 shall be subject to the Mutual Nondisclosure Agreement, dated as of September 22, 2018 between Fortress Investment Group LLC and the Company (the “Confidentiality Agreement”)).

(b)           Without limiting the generality of Section 7.02(a), during the Interim Period, the Company agrees to, and to cause the Company Subsidiaries to, subject to applicable Law and Section 7.02(a) (i) reasonably assist and reasonably cooperate with Parent and its Subsidiaries to facilitate planning for the post-Closing integration of the Company and the Company Subsidiaries with Parent and its Subsidiaries (including, at the request of Parent from time to time, reasonably assisting and cooperating with Parent and its Subsidiaries in the planning and development of a post-Closing integration plan), (ii) provide reasonable access to key personnel identified by Parent to facilitate Parent’s efforts with respect to the post-Closing retention of such key personnel and (iii) provide Parent with reasonable periodic updates on activities relating to the post-Closing integration of the Company’s existing businesses; provided, however, that such requests for access and cooperation from Parent shall not unreasonably interfere with the operation of the Company’s business or impede or delay the consummation of the transactions contemplated hereby.

Section 7.03           Efforts to Consummate. Subject to the terms and conditions herein provided, each of Parent and the Company shall (and shall cause its Subsidiaries to) cooperate and use their respective reasonable best efforts to reasonably promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as reasonably promptly as practicable after the date hereof and in any event no later than the End Date the transactions contemplated by this Agreement, including (i) preparing as reasonably promptly as practicable all necessary applications, notices, petitions, filings, ruling requests and other documents and to obtain as reasonably promptly as practicable all Consents necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”) and (ii) as reasonably promptly as practicable taking all other steps as may be necessary to obtain all such Governmental Approvals.

Section 7.04          Third-Party Consents. The Company shall use its commercially reasonable efforts to promptly give all notices to, and obtain, or cause to be obtained, all consents, approvals and authorizations that necessary, proper or advisable to consummate the transactions contemplated by this Agreement as soon as practicable and that are reasonably requested by Parent, but excluding consents of Governmental Entities, which are governed by Section 7.03. For the avoidance of doubt, obtaining any such consents, approvals or authorizations from third parties pursuant to this Section 7.04 shall not be an Offer Condition or a condition to the Closing.

Section 7.05            Indemnification, Exculpation and Insurance.

(a)            For a period of six (6) years from the Effective Time, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) existing as of the date of this Agreement in favor of the current or any former directors or officers of the Company and the Company Subsidiaries as provided in their respective governing or organizational documents and any indemnification or other similar agreements between such Persons and set forth in Section 7.05(a) of the Company Disclosure Letter, in each case in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall continue in full force and effect in accordance with their terms, and each of the Company and the Company Subsidiaries shall perform its obligations thereunder to the fullest extent available under Delaware law. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall, to the fullest extent available under Delaware law, indemnify and hold harmless each individual who was prior to the date of this Agreement, is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of the Company Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of the Company Subsidiaries as a director or officer of another Person (the “Company Indemnified Parties”), in such capacity, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (“Losses”), incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director or officer of the Company or any Company Subsidiary at or prior to the Effective Time or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit or proceeding, (x) to the fullest extent available under Delaware law, each Company Indemnified Party will be entitled to advancement of reasonable and documented out-of-pocket expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 7.05(a) within 15 days after receipt by Parent of a written request for such advance; provided, that any person to whom expenses are advanced provides an undertaking in favor of the Surviving Corporation to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification pursuant to this Section 7.05(a) and (y) the Surviving Corporation shall reasonably cooperate in the defense of any such matter.

(b)           For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company or the Company Subsidiaries, as the case may be, or provide substitute policies for the Company and the Company Subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance currently maintained by the Company or the Company Subsidiaries, in either case, with reference to the policies made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, in an amount not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance currently maintained by the Company or the Company Subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A-” rating by A.M. Best with respect to directors’ and officers’ liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies in respect of any one (1) policy year more than 250% of the greater of (i) the aggregate annual premium of the policy currently in effect on the date of this Agreement and (ii) the aggregate annual premium of the policy in effect prior to Closing, a copy of the proposal for which has been made available to Parent (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 7.05(b) it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase a “tail” directors’ and officers’ liability insurance policy for the Company and the Company Subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by the Company or the Company Subsidiaries, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance currently maintained by the Company or the Company Subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event shall the cost of any such policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect and continue to honor the obligations thereunder.

(c)           In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 7.05.

(d)           Notwithstanding anything herein to the contrary, in the event that any claim for indemnification described in this Section 7.05 is asserted or made on or prior to the sixth (6th) anniversary of the Effective Time, all rights to indemnification herein in respect of such claim shall continue until the final disposition of such claim.

(e)           The provisions of this Section 7.05 (i) shall survive consummation of the Merger and the other transactions contemplated hereby, (ii) are intended to be for the benefit of, and will be enforceable by, each Company Indemnified Party, his or her heirs, successors and assigns, each of which are express third-party beneficiaries hereof and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise.

Section 7.06          Notification of Certain Matters; Transaction Litigation.

(a)           The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (and if in writing, furnish the other parties with copies of) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger, the Offer or the transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger, the Offer or the transactions contemplated hereby. In connection with any such notice or other communication, the applicable party shall (i) permit the other party to review and discuss in advance (and to consider in good faith any comments made by the other party in relation to) any proposed response to any such communication from any such Person or any Governmental Entity, and (ii) consult with the other party, acting reasonably and as promptly as practicable, with respect to all the information relating to such other parties and any of their respective Subsidiaries that appears in any filing made with, or written materials submitted to, any such Person or any Governmental Entity in connection with the transactions contemplated by this Agreement.

(b)          The Company shall promptly notify Parent of, and keep Parent reasonably informed regarding, any suit, action or other proceeding commenced, or to the Knowledge of the Company, threatened against the Company or its current or former directors or officers relating to, arising out of or involving this Agreement, the Merger or any of the other transactions contemplated hereby (“Transaction Litigation”) (including by keeping Parent apprised of proposed strategies and other material decisions with respect to such litigation contemplated by the Company). The Company shall give Parent the right to review and comment on all material filings or material responses to be made by the Company in connection with any Transaction Litigation (and the Company shall in good faith take such comments into account) and shall give Parent the opportunity to participate (subject to a customary joint defense agreement, and at Parent’s expense) in, but not control, the defense and settlement of any Transaction Litigation and shall not compromise or settle in full or in part any such Transaction Litigation unless Parent shall have consented in writing thereto (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Section 7.06(b), any suit, action or other proceeding relating to Dissenting Shares shall be governed by Section 3.03.

Section 7.07          Section 16 Matters; Takeover Laws.

(a)           Prior to the Effective Time, the Company shall take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of the Company (including any derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act; provided, however, that the Company shall not take any action under this Section 7.07 that is otherwise prohibited by this Agreement.

(b)           If any Takeover Law may become, or may purport to be, applicable to the to the transactions contemplated by this Agreement, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any such transaction.

Section 7.08         Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under Law and rules and policies of NASDAQ to cause the delisting of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time (provided that no such action shall be required to be effective prior to the Effective Time) and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 7.09          14d-10. Prior to the Acceptance Time, the Company (acting through the Company Board and the compensation committee of the Company Board) shall take all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by the Company or any of the Company Subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Section 7.10          Public Announcements. Except with respect to any Adverse Recommendation Change or announcement made with respect to any Alternative Proposal, Superior Proposal or related matters in accordance with the terms of this Agreement, or any dispute between the parties regarding this Agreement or the transactions contemplated hereby, Parent and the Company shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger and the Offer and any filings with any third party and/or any Governmental Entity (including any national securities exchange or national securities quotation system) with respect thereto, and shall not issue any such press release, make any such public statement or make any such filing prior to such consultation and opportunity to review and comment, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any rule of or listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Nothing in this Section 7.10 shall limit the ability of any party to make announcements to their respective Affiliates, and to their respective directors, officers, employees and, in the case of Parent, investors and potential investors, that are consistent with the parties’ prior public disclosure with respect to the transactions contemplated by this agreement.

Section 7.11           Employee Matters.

(a)           During the period beginning on the Closing Date and ending on the date that is twelve (12) months after the Closing Date, Parent shall, or shall cause one of its Subsidiaries or Affiliates (including the Surviving Corporation and their respective Subsidiaries) to, provide each Company Employee with: (i) a base salary or hourly wage rate, as applicable, that is at least equal to the base salary or hourly wage rate provided to such Company Employee immediately prior to the Closing Date; (ii) short-term and long-term incentive compensation opportunities (including bonus, commission and other incentive compensation opportunities) that are substantially comparable in the aggregate to the incentive compensation opportunities in effect for such Company Employee immediately prior to the Closing Date (it being understood that Parent will make, cause one of its Subsidiaries or Affiliates (including the Surviving Corporation and its Subsidiaries) to make, the applicable payment in respect of any such short-term incentive compensation opportunities that are earned or accrued in the twelve (12)-month period after the Closing Date at the time(s) they would be payable in the ordinary course even if such payment date is after the conclusion of such twelve (12)-month period); and (iii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Company Employee immediately prior to the Closing Date.

(b)           Parent shall use commercially reasonable efforts to treat or to cause its Subsidiaries and Affiliates (including the Surviving Corporation and their respective Subsidiaries) to treat each plan, program, policy, practice and arrangement sponsored or maintained by Parent or any of its Subsidiaries or Affiliates (including the Surviving Corporation and any of its Subsidiaries) on or after the Closing Date and in which any Company Employee (or the spouse, domestic partner or dependent of any Company Employee) participates or is eligible to participate (each, a “Parent Plan”), for all purposes (including for purposes of determining eligibility to participate, vesting, benefit accrual and level of benefits), all service with the Company and the Company Subsidiaries (and any predecessor employers if the Company, any Company Subsidiary or any Company Benefit Plan provides past service credit) prior to the Closing Date as service with Parent and its Subsidiaries and Affiliates; provided, however, that such service need not be taken into account to the extent it would result in duplication of benefits and such service need only be taken into account to the same extent and for the same purposes as such service was taken into account under the corresponding Company Benefit Plan.

(c)           Parent shall use commercially reasonable efforts to cause, and shall cause its Subsidiaries and Affiliates (including the Surviving Corporation and their respective Subsidiaries) to use commercially reasonable efforts to cause, each Parent Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA, (i) to waive any and all eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements, pre-existing condition limitations and other exclusions and limitations regarding the Company Employees and their spouses, domestic partners and dependents to the extent waived, satisfied or not imposed under the corresponding Company Benefit Plan, and (ii) to recognize for each Company Employee for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Plan any deductible, co-payment and out-of-pocket expenses paid by such Company Employee and his or her spouse, domestic partner and dependents under the corresponding Company Benefit Plan during the plan year of such Company Benefit Plan in which occurs the later of the Closing Date and the date on which such Company Employee begins participating in such Parent Plan.

(d)           No provision of this Section 7.11 shall (i) create any right in any Company Employee to continued employment by or service with Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries or Affiliates, or prevent Parent, the Company, the Surviving Corporation or their respective Subsidiaries or Affiliates from terminating the employment of any Company Employee for any reason; (ii) require Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to continue any particular Company Benefit Plans or prevent the amendment, modification or termination thereof after the Closing Date (subject to the other provisions of this Section 7.11); or (iii) be treated as an amendment to any Company Benefit Plan or any other employee benefit plan, program, policy, practice, arrangement or agreement of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries or Affiliates.

Section 7.12         Director Resignations. At the Closing, the Company shall deliver to Parent a letter of resignation in a form reasonably satisfactory to Parent from each of the directors of the Company and its Subsidiaries (other than directors of the Subsidiaries whom Parent determines shall continue to serve in such capacities following the Effective Time), effective at the Effective Time.

Section 7.13         Merger Sub; Parent Subsidiaries. Parent shall cause each of Merger Sub and any other applicable Subsidiary of Parent to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.

ARTICLE VIII

Conditions Precedent

Section 8.01         Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by each of the Company and Parent at or prior to the Effective Time of the following conditions:

(a)           Merger Sub shall have accepted for payment all of the shares of Company Common Stock validly tendered pursuant to the Offer and not validly withdrawn; and

(b)           no Law or Order of any Governmental Entity shall be in effect that directly or indirectly restrains, prohibits or otherwise makes illegal the consummation of the Merger.

ARTICLE IX

Termination, Amendment and Waiver

Section 9.01        Termination. This Agreement may be terminated at any time prior to the Effective Time (except to the extent expressly provided in this Section 9.01) as follows (and only as follows):

(a)           by mutual written consent of the Company and Parent at any time prior to the Acceptance Time;

(b)           by either the Company or Parent:

(i)                 if the Acceptance Time shall not have occurred on or before September 8, 2020 (the “End Date”); provided that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement is the principal cause of or results in the failure of the Acceptance Time to have occurred by the End Date; or

(ii)               if a Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any applicable Law or Order, or taken any other action, which is then in effect and prevents, makes illegal or prohibits the acceptance for payment of shares of Company Common Stock pursuant to the Offer or the Merger or the consummation of the Offer or Merger, which Law, Order or other action shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose material breach of this Agreement is the principal cause of or results in the issuance of such final and non-appealable Law or Order or such other action;

(c)           by the Company at any time prior to the Acceptance Time, if there has been any breach or violation of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement, in each case, if such breach or violation would reasonably be expected to prevent Parent or Merger Sub from consummating the Offer and the Merger by the End Date and such breach or violation is not capable of being cured, or is not cured by Parent or Merger Sub on or before the earlier of (i) the End Date and (ii) thirty (30) days after delivery of written notice thereof by the Company; provided, however, that the Company may not terminate this Agreement pursuant to this Section 9.01(c) if the Company is then in material breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement;

(d)           by the Company at any time prior to the Acceptance Time, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 6.03(d); provided that no such termination shall be effective unless (i) the Company has complied in all respects with the requirements of Section 6.03 and (ii) pays the Termination Fee and the Expense Reimbursement prior to or simultaneously with such termination (it being understood that the Company may enter into such definitive written agreement simultaneously with such termination of this Agreement);

(e)           by Parent, at any time prior to the Acceptance Time, if there has been any breach or violation of any representation, warranty, covenant or agreement of the Company contained in this Agreement which would give rise to the failure of an Offer Condition set forth in clause (b)(ii), (b)(iii) or (b)(vi) of Annex I and which such failure is not capable of being cured, or is not cured by the Company on or before the earlier of (i) the End Date and (ii) thirty (30) days after delivery of written notice thereof by Parent; provided, however, that Parent may not terminate this Agreement pursuant to this Section 9.01(e) if either Parent or Merger Sub is then in material breach of any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement;

(f)            by Parent, at any time prior to the Acceptance Time, if an Adverse Recommendation Change shall have occurred or if the Company shall have committed, or be deemed to have committed, a material breach of Section 6.03; or

(g)           by the Company if, following the Expiration Date, (i) all of the Offer Conditions have been satisfied (or waived by Parent) and remain satisfied (or waived by Parent), other than those conditions that by their nature are to be satisfied at the Closing, (ii) Merger Sub shall have failed to accept for payment all shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.01(e) and (iii) the Company has irrevocably confirmed in writing it is ready, willing and able to consummate the Merger.

Section 9.02          Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.01, written notice thereof shall be given to the other party or parties specifying the provisions of Section 9.01 pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any further liability or obligation on the part of the Company, Parent or Merger Sub, other than the final sentence of Section 7.02(a), this Section 9.02, Section 9.03 and Article X, which provisions shall survive such termination; provided, however, that except as set forth in, and subject to the terms and conditions of Section 9.03, such termination shall not relieve any party of liability and each party shall remain liable for Losses resulting from any fraud or Willful Breach of this Agreement prior to or in connection with such termination.

Section 9.03          Fees and Expenses. Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger, the Offer and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(a)           The Company shall pay to Parent the Termination Fee if:

(i)                 the Company terminates this Agreement pursuant to Section 9.01(d) or Parent terminates this Agreement pursuant to Section 9.01(f); or

(ii)                 (A) an Alternative Proposal shall have (x) been made to the Company, the Company Board or to the Company’s stockholders generally after the date of this Agreement, (y) become publicly known or announced and (z) not publicly withdrawn at least ten (10) Business Days prior to the termination of this Agreement, (B) this Agreement is terminated (x) pursuant to Section 9.01(b)(i) and either (1) the Minimum Condition has not been satisfied as of the date of such termination or (2) the Offer Condition set forth in clause (b)(i) of Annex I has not been satisfied as of the date of such termination or (y) pursuant to Section 9.01(e), and (C) within twelve (12) months of such termination, the Company enters into a definitive agreement with respect to an Alternative Proposal that is subsequently consummated or an Alternative Proposal is consummated; provided, however, that for purposes of this Section 9.03(a)(ii), the references to 20% in the definition of “Alternative Proposal” shall be deemed to be references to 50%.

(b)          The Company shall pay to Parent the Expense Reimbursement if this Agreement is terminated for any reason except for (i) a termination by the Company pursuant to Section 9.01(c) or Section 9.01(g), (ii) a termination by Parent pursuant to Section 9.01(b) or (iii) a termination pursuant to Section 9.01(a); provided, however, notwithstanding the foregoing clause (ii), the Company shall pay to Parent the Expense Reimbursement in the case of a termination set forth in such clause if an Alternative Proposal shall have (x) been made to the Company, the Company Board or to the Company’s stockholders generally after the date of this Agreement, (y) become publicly known or announced and (z) not publicly withdrawn at least ten (10) Business Days prior to such termination.

(c)          Any Termination Fee due under Section 9.03(a) shall be paid by wire transfer of immediately available funds to an account designated by Parent (x) in the case of clause (i) of Section 9.03(a), on the Business Day immediately following the date of termination of this Agreement (or simultaneously with such termination, in the case of termination pursuant to Section 9.01(d)) and (y) in the case of clause (ii) of Section 9.03(a), within two (2) Business Days following the consummation of an Alternative Proposal as referred to in clause (ii)(B) above. Any Expense Reimbursement due under Section 9.03(b) shall be paid by wire transfer of immediately available funds to an account designated by Parent on the Business Day immediately following such termination (or simultaneously with such termination, in the case of termination pursuant to Section 9.01(d)). In no event shall the Company be obligated to pay the Termination Fee or Expense Reimbursement on more than one occasion, but for the avoidance of doubt may be obligated to pay both the Termination Fee and Expense Reimbursement.

(d)          The parties acknowledge and agree that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 9.03, and, in order to obtain payment, Parent commences any action, suit or proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such action, suit or proceeding. The parties agree that (except in the event of fraud or any Willful Breach of any representation, warranty or covenant or agreement contained herein occurring prior to such termination and except for Parent’s rights under Section 10.11), upon termination of this Agreement under circumstances that entitle Parent to the Termination Fee and the Expense Reimbursement, the payment of the Termination Fee and the Expense Reimbursement shall be the sole and exclusive remedy available to the Parent Related Parties against the Company Related Parties for all Losses suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and, upon payment of the Termination Fee and the Expense Reimbursement in such circumstances, (except in the event of fraud or any Willful Breach of any representation, warranty or covenant or agreement contained herein occurring prior to such termination and except for Parent’s rights under Section 10.11) the Company Related Parties shall have no further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except in the event of fraud or any Willful Breach of any representation, warranty or covenant or agreement contained herein; provided, however, that any Termination Fee received by Parent shall reduce the amount of any damages payable by any Company Related Party, if any, in respect of any such fraud or Willful Breach; and provided further that nothing herein shall affect or limit the liability of any party to a Support Agreement for any breach or violation of such Support Agreement.

(e)           Except as otherwise provided in Section 3.02(c), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne by the Parent and expressly shall not be a liability of the Company or the holders of Company Common Stock. Parent shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees.

Section 9.04        Amendment. This Agreement may be amended by the parties at any time prior to the Effective Time, but only by an instrument in writing signed on behalf of each of the parties. No amendment will be made which, pursuant to applicable Law, requires further approval by the holders of shares of Company Common Stock, without such further approval being obtained.

Section 9.05          Extension; Waiver. Subject to the requirements of applicable Law, at any time prior to the Effective Time, Parent and Merger Sub may: (a) extend the time for the performance of any of the obligations or other acts of the Company; (b) waive any inaccuracies in the representations and warranties of the Company contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any covenants and agreements of the Company contained in this Agreement; or (d) waive the satisfaction of any of the conditions contained in this Agreement to the extent Parent or Merger Sub is permitted to waive such conditions as provided herein. Subject to the requirements of applicable Law, at any time prior to the Effective Time, the Company may: (i) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub; (ii) waive any inaccuracies in the representations and warranties of the Parent or Merger Sub contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance with any covenants and agreements of Parent or Merger Sub contained in this Agreement; or (iv) waive the satisfaction of any of the conditions contained in this Agreement to the extent the Company is permitted to waive such conditions as provided herein. No extension or waiver will be made which, pursuant to applicable Law, requires further approval by the holders of shares of Company Common Stock, without such further approval being obtained. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party to be bound thereby and specifically referencing this Agreement. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE X

General Provisions

Section 10.01        Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.01 shall not limit Section 9.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 10.02        Acknowledgment of Disclaimer of Other Representations and Warranties.

(a)          The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV and any certificate delivered hereunder, (i) neither Parent nor Merger Sub makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and the Company is not relying on any representation or warranty except for those expressly set forth in Article IV, and (ii) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to Parent or Merger Sub or their respective businesses or otherwise in connection with the Merger, and, if made, such representation or warranty must not be relied upon by the Company as having been authorized by such entity.

(b)           Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article V and any certificate delivered hereunder, (i) neither the Company nor any Company Subsidiary makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in Article V, (ii) no Person has been authorized by the Company or any Company Subsidiary to make any representation or warranty relating to the Company or any Company Subsidiary or their respective businesses or otherwise in connection with the Merger, and, if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such entity, and (iii) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their Affiliates or their respective Representatives, including any materials or information made available in the data room in connection with the transactions contemplated hereby, via confidential information memorandum or in connection with presentations by the Company’s management or otherwise, whether made prior to or after the date hereof, are not and shall not be deemed to be or include representations or warranties unless, and then solely to the extent that, any such materials or information is the subject of any express representation or warranty set forth in Article V. Each of Parent and Merger Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and the Company Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger and the Offer, each of Parent and Merger Sub has relied on the results of its own independent review and analysis and the representations and warranties expressly set forth in Article V.

Section 10.03        Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally prior to 5:00 PM (Eastern Time) on that day and otherwise on the next Business Day; (b) on the date sent if sent by electronic mail prior to 5:00 PM (Eastern Time) on that day and otherwise on the next Business Day; (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier; or (d) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid; provided, in each case of (a) through (d) that any notice given or deemed given on any day that is not a Business Day shall be deemed to have been given on the next Business Day. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Company, to:

Finjan Holdings, Inc.
2000 University Avenue, Suite 600
East Palo Alto, California 94303
Email: phil@finjan.com
Attention: Phil Hartstein

with a copy (which shall not constitute notice) to:

Perkins Coie LLP
1900 Sixteenth Street Suite 1400

Denver, Colorado 80202-5255
Email: JDay@perkinscoie.com; JBeuche@perkinscoie.com

Attention: Jason Day; Jeffrey Beuche

if to Parent or Merger Sub, to:

CFIP Goldfish Holdings LLC

c/o Fortress Investment Group LLC

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

Telecopy: (917) 639-9672

Email: gc.credit@fortress.com

Attention: General Counsel – Credit Funds

with copy to:

c/o Fortress Investment Group LLC

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

Telecopy:

Email: elevy@fortress.com

Attention: Erez Levy

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
Email: akirmayer@sidley.com
Attention: Asi Kirmayer

Section 10.04         Definitions. For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. Notwithstanding the foregoing, SoftBank and members of the Softbank Group shall not be deemed Affiliates of Parent and Merger Sub and of their direct and indirect owners.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act, or any other anti-corruption or anti-money laundering or campaign finance applicable Law.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking institutions are authorized or required by Law to be closed in New York City.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Employee” means each officer or employee of the Company or a Company Subsidiary.

“Company Intellectual Property” means all Intellectual Property Rights that are assigned to, owned by or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Material Adverse Effect” means any fact, circumstance, occurrence, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on (i) the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole or (ii) the ability of the Company to consummate the Offer, the Merger and the other transactions contemplated hereby on a timely basis; provided, however, that for the purposes of clause (i), any fact, circumstance, occurrence, effect, change, event or development to the extent arising from or related to: (A) conditions affecting the United States economy, or any other national or regional economy or the global economy generally; (B) political conditions in the United States or any other country or region in the world, acts of war, sabotage, terrorism or epidemics, pandemics, natural disasters, force majeure events, or national or international emergency (including any escalation or general worsening of any of the foregoing) in the United States or any other country or region of the world; (C) changes in the financial, credit, banking or securities markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any security or any market index); (D) changes required by GAAP or other accounting standards (or interpretation or enforcement thereof); (E) changes in any Laws issued by any Governmental Entity (or interpretation or enforcement thereof); (F) changes generally affecting the industries in which the Company and the Company Subsidiaries operate; (G) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions or any decline in the market price or trading volume of the Company Common Stock, as well as any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Company or any of the Company Subsidiaries (provided that the underlying causes of any such failure or decline may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (H) the public announcement (including as to the identity of the parties) or pendency of the Offer and the Merger or any of the other transactions contemplated hereby, including by reason of the identity of Parent or any communication by Parent or any of its Affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Company, including the impact of the foregoing on any relationships with customers, suppliers, vendors, employees or regulators; (I) Transaction Litigation or any suit, action or other proceeding relating to Dissenting Shares; (J) any action expressly required to be taken in accordance with this Agreement, or taken at the written direction of Parent; or (K) the availability or cost of equity, debt or other financing to Parent, Merger Sub or the Surviving Corporation, shall not be taken into account in determining whether a Company Material Adverse Effect has occurred; provided, however, that, any fact, circumstance, occurrence, effect, change, event or development referred to in each of the foregoing clauses (A), (B), (C), (D), (E) or (F) may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent disproportionately affecting the Company and the Company Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company and the Company Subsidiaries operate.

“Company Related Parties” means, collectively, the Company and the Company Subsidiaries and any of their respective former, current or future stockholders, managers, members, directors, officers, employees, agents, advisors, other representatives or successors or assignees of any of the foregoing.

“Company RSU” means any restricted stock unit granted under any of the Company Stock Plans.

“Company Source Code” means any source code for any Software used in the conduct of the businesses of the Company or any of the Company Subsidiaries that is owned by the Company or any of the Company Subsidiaries.

“Company Stock Award” means any Company Stock Option or Company RSU.

“Company Stock Option” means any option to purchase Company Common Stock granted under any of the Company Stock Plans.

“Company Stock Plans” means the Company’s equity-based compensation plans, including the Company’s 2013 Global Share Option Plan and Israeli Sub-Plan and the Company’s 2014 Incentive Compensation Plan, as amended and restated on June 21, 2017, including appendices , in each case, as may be amended from time to time.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Warrants” means the warrants issued by the Company in favor of Soryn HLDR Vehicle II LLC.

“Delaware Secretary” means the Secretary of State of the State of Delaware.

“Environmental Laws” means applicable Laws governing pollution or protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata and natural resources), human health and worker safety, including applicable Laws governing production, use, storage, treatment, transportation, disposal, handling, emissions, discharges, releases or threatened releases of, or exposure to, Hazardous Substances or the investigation, clean-up or remediation of Hazardous Substances.

“Environmental Permits” means Permit required by Environmental Laws for the business of the Company and the Company Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Expense Reimbursement” means all out-of-pocket costs, fees and expenses incurred by Parent, its Affiliates and their Representatives in connection with the investigation, due diligence, negotiation, documentation and execution of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby (including, for the avoidance of doubt, the fees and expenses of its legal and accounting advisors) in an aggregate amount not to exceed $1,000,000.

“Hazardous Substances” means any pollutant, contaminant, chemical, petroleum (including any fraction, derivatives, by-products thereof and petroleum hydrocarbons), regulated asbestos-containing material, polychlorinated biphenyls, or industrial, solid, toxic, radioactive, ignitable, corrosive, reactive, or hazardous substance, material, waste, chemicals or agent, including all substances, materials, wastes, chemicals or agents which are regulated, the subject of liability or requirements for investigation or remediation under, or otherwise subject to, any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) obligations under letters of credit, bank guarantees and other similar contractual obligations entered into by or on behalf of such Person, (iv) leases that are required to be capitalized in accordance with GAAP under which such Person is the lessee, (v) the deferred purchase price of goods or services (other than trade payables or accruals in the Ordinary Course of Business), including any “earn-out” payments, contingent payments, seller notes or other similar obligations in connection with the acquisition of a business, (vi) net liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, or (vii) any guarantee of (or similar commitment regarding) any of the foregoing.

“Intellectual Property Rights” means all intellectual property rights, whether registered or unregistered, of every kind and description throughout the world, including rights in and to (i) all classes and types of patents and patent applications in any jurisdiction worldwide, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof (“Patents”); (ii) trademarks, service marks, trade names, domain names, social media accounts, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill associated with any of the foregoing in any jurisdiction worldwide (“Trademarks”); (iii) copyrights and copyrightable subject matter, including moral rights, whether registered or unregistered (“Copyrights”); (iv) rights in Software (whether in source code, object code or other form), algorithms, databases, works or other materials, manuals, compilations and data; (v) trade secrets and all other confidential and proprietary information, ideas, know-how, marketing and technical information, product specifications, compositions, inventions, processes, formulae, models and methodologies, whether or not patentable; (vi) all rights in the foregoing and in other similar intangible assets; and (vii) all applications and registrations for the foregoing.

“Intervening Event” means any material event, change or development in circumstances, materially affecting the business, assets or operations of the Company and the Company Subsidiaries, taken as a whole, that first becomes known to the Company Board after the date of this Agreement but before the Acceptance Time, to the extent not known to or reasonably foreseeable by the Company Board as of or prior to the date hereof; provided, however, that in no event will (i) the receipt, existence or terms of an Alternative Proposal or any matter relating thereto or consequence thereof, (ii) any changes in Law or the settlement (or any offer or proposal of settlement) of any lawsuits, investigations, inquiries, audits, suits, proceedings, claims, examinations or other administrative or judicial proceedings, (iii) any event, development or change related to any matter set forth in Section 6.01(l) of the Company Disclosure Letter, (iv) changes in the market price or trading volume of the shares of Company Common Stock, or the Company or any Company Subsidiary meeting or exceeding internal or published projections, forecasts or revenue or earnings predictions for any period, or (v) any event, development or change relating solely to Parent or its Affiliates, in each case, constitute an “Intervening Event” or be taken into account in determining whether an Intervening Event has occurred or would reasonably be expected to result.

“IT Systems” means all Software, firmware, hardware (including computers, servers, databases, peripheral devices and telecommunications devices), networks, interfaces, platforms and related systems, in each case, whether owned, leased, licensed or used by the Company or any of the Company Subsidiaries.

“Knowledge” means, with respect to any matter in question, (i) in the case of the Knowledge of the Company, the actual knowledge of the Persons set out in Section 10.04(a) of the Company Disclosure Letter, in each case, after reasonable inquiry, and (ii) in the case of the Knowledge of Parent and Merger Sub, the actual knowledge of the Persons set out in Section 10.04(a) of the Parent Disclosure Letter, in each case, after reasonable inquiry. With respect to matters involving Intellectual Property Rights, reasonable inquiry does not require the Company, any Company Subsidiary or any of the foregoing natural persons to have conducted or obtained any freedom-to-operate opinions or similar opinions of counsel or any Patent, Trademark, or other Intellectual Property Right clearance searches or perform any prior art, prior use or similar searches of Intellectual Property records or make inquires of any third parties.

“Liens” means any pledge, lien, easement, right-of-way, encroachment, restriction, charge, mortgage, encumbrance, claim, infringement, option, right of first refusal, preemptive right, transfer restriction, security interest or other restriction of any nature.

“NASDAQ” means The NASDAQ Stock Market LLC.

“Off-the-Shelf Software” means any Software, data or content that is generally available on standard terms.

“Open Source Software” means any Software that is licensed, distributed or conveyed as “open source software,” “free software,” “copyleft,” or under a contract that requires as a condition of its use, modification or distribution that it, or other Software into which such Software is incorporated, integrated or with which such Software is combined or distributed or that is derived from or linked to such Software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under some or all of the terms of such contract, including under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

“Ordinary Course of Business” means the ordinary course of business of the Company and the Company Subsidiaries, consistent with past practice (including past practice of the Company and the Company Subsidiaries in responding to the effects of the COVID-19 pandemic), as applicable.

“Parent Material Adverse Effect” means, with respect to Parent or Merger Sub, any fact, circumstance, occurrence, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to consummate the Offer and the Merger on or before the End Date.

“Parent Related Parties” means, collectively, Parent, Merger Sub and their respective Affiliates or any of their or their Affiliates’ respective, direct or indirect, former, current or future general or limited partners, stockholders, managers, members, directors, officers, employees, agents, advisors, other representatives or successors or assignees of any of the foregoing.

“Permits” means licenses, permits, certificates, consents, franchises (including similar authorizations or permits), exemptions, variances, qualifications, accreditations, and other approvals and authorizations of any Governmental Entity.

“Permitted Liens” means, collectively: (i) suppliers’, mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of Law or otherwise incurred in the Ordinary Course of Business (A) that are for amounts not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP in the consolidated financial statements of the Company and (B) that are not, individually or in the aggregate, material to the business of the Company and the Company Subsidiaries; (ii) Liens for Taxes, utilities and other governmental charges that are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP in the consolidated financial statements of the Company; (iii) all present and future Laws, including requirements and restrictions of zoning, building and other applicable Laws and municipal bylaws, and development, site plan, subdivision or other agreements with municipalities that do not materially interfere with the market value or marketability of the impacted property or the business of the Company and the Company Subsidiaries and the Company Subsidiaries as currently conducted; (iv) statutory Liens of landlords for amounts not yet due and payable; (v) deposits made in the Ordinary Course of Business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising, in each case, in the Ordinary Course of Business; (vi) Liens resulting from securities Laws; (vii) recorded or unrecorded easements, quasi-easements, rights of re-entry, rights of way, covenants and other similar encumbrances or defects or imperfections of title to real property that do not materially impair the use, operation or occupancy of the Leased Real Property by the Company or applicable Company Subsidiary or materially detract from the value or marketability of such property based upon its current use; (viii) Liens that affect the underlying fee interest of the Leased Real Property; (ix) any immaterial, non-exclusive licenses to Intellectual Property Rights granted in the Ordinary Course of Business by the Company pursuant to a click-through or shrink-wrap license; and (x) Liens set forth on Section 10.04(b) of the Company Disclosure Letter.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Data” means any data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular consumer or household, or any other data or information that constitutes personal data or personal information under any applicable Privacy Law or any policy of the Company or any of the Company Subsidiaries relating to privacy.

“Privacy Laws” means all Laws worldwide relating to the privacy or security of Personal Data and all binding guidance thereunder issued by a Governmental Entity, including Section 5 of the Federal Trade Commission Act, the CAN-SPAM Act, the EU General Data Protection Regulation (EU) 2016/679 and all laws implementing it, the California Consumer Privacy Act of 2018 (upon and after its entry into effect), Children’s Online Privacy Protection Act, state data breach notification Laws, state data security Laws and state social security number protection Laws.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing, or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata) of any Hazardous Substance.

“Sanctioned Country” means any country or territory with which dealings are broadly and comprehensively prohibited by any country or territory-wide Sanctions Laws (currently Crimea, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any Person (i) subject to Sanctions Laws imposed by the United States, the United Kingdom, the European Union, or the United Nations; (ii) any Person located, organized, or resident in, or a government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly fifty percent (50%) or greater owned or controlled by a Person described in (i) or (ii).

“Sanctions Laws” means all national and supranational laws, regulations, decrees, orders, or other acts with force of law of the United States, the United Kingdom, or the European Union, or United Nations Security Council resolutions concerning trade and economic sanctions, including embargoes, the freezing or blocking of assets of targeted Persons, other restrictions on exports, imports, investment, payments, or other transactions targeted at particular Persons or countries, including any Laws threatening to impose such trade and economic sanctions on any Person for engaging in proscribed or targeted behavior.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SoftBank” means SoftBank Group Corp.

“Softbank Group” means any Person controlling, controlled by or under common control with SoftBank that is not also controlled by Fortress Investment Group LLC. For purposes of this definition, “control” means the power, through ownership of securities, contract or otherwise, to direct the policies of the applicable person or entity.

“Software” means computer programs, including all source code, object code, and documentation related thereto and all software modules, tools, algorithms, data, compilations of data and databases.

“Solvent” means that, as of any date of determination and with respect to any Person: (i) the sum of the debt (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of such Person and its Subsidiaries, taken as a whole; (ii) the capital of such Person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such Person and its Subsidiaries, taken as a whole; and (iii) such Person and its Subsidiaries, taken as a whole, do not have or intend to incur debts including current obligations beyond their ability to pay such debts as they mature in the ordinary course of business; provided, however, for the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

A “Subsidiary” of any Person means, (i) any other Person (other than a partnership, joint venture or limited liability company) of which 50% or more of the total voting power of shares of stock or other equity interests entitled to vote in the election of directors, managers or trustees is at the time of determination owned or controlled, directly or indirectly, by such first Person and (ii) any partnership, joint venture or limited liability company of which (A) 50% or more of the total voting interests are owned or controlled, directly or indirectly, by such Person, whether in the form of membership, general, special or limited partnership interests or otherwise (or if there are no such voting interests 50% or more of the capital accounts, distribution rights, equity interests or general or limited partnership interests, as applicable) are owned or controlled, directly or indirectly, by such Person) or (B) such Person or any Subsidiary of such Person is a controlling general partner of such entity.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

“Tax Law” means any Law relating to Taxes.

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax (including estimated Taxes, and in each case including any amendments thereto and any schedule or statement thereto).

“Taxes” means all federal, state, local, and foreign taxes, withholdings, charges, fees, levies or other assessments or similar charges of any kind whatsoever imposed by any Governmental Entity, including any income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, withholding, franchise, value added, stamp, occupation, licensing, recording, documentary, environmental, windfall profit and other taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges in the nature of a tax, including taxes, charges or other assessments imposed pursuant to Treasury Regulation Section 1.1502-6, or any similar provision of state, local or foreign Law, as a result of membership in an affiliated, consolidated, combined or unitary group, or under contract, as a transferee or successor or otherwise by operation of Law, together with all interest, penalties and additions imposed with respect to such amounts.

“Termination Fee” means $1,353,709.

“Treasury Regulations” means the temporary and final regulations promulgated under the Code by the United States Department of Treasury.

“Willful Breach” means a breach of this Agreement by a party hereto (or, solely with respect to Section 6.03, a breach by an Affiliate of the Company or a Representative of the Company or any of its Affiliates that is the consequence of an action undertaken or omission by the breaching party (or, if applicable, the breaching Representative or Affiliate), with the actual knowledge that the taking of such action or omission would, or would reasonably be expected to, cause such breach of this Agreement.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 10.05    Interpretation. When a reference is made in this Agreement to an Article, a Section, an Annex or an Exhibit, such reference shall be to an Article, a Section, an Annex or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect of the word “shall.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. The phrases “provided to,” “furnished to,” “made available,” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided to the party to which such information or material is to be provided in the virtual data room set up by the Company in connection with this Agreement at least twenty-four (24) hours prior to the date hereof or directly to Parent or any of its Representatives. The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

Section 10.06    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 10.06 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 10.07    Counterparts. This Agreement may be executed in one or more counterparts, including by email with .pdf attachments and including via electronic signatures, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 10.08    Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the Exhibits and Annexes hereto), taken together with the Confidentiality Agreement and the other documents delivered in connection with this Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Merger, the Offer and the other transactions contemplated by this Agreement. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies; provided that (a) the provisions of Section 7.05 are intended to be for the benefit of, and shall be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and representatives and (b) the rights of the Company’s stockholders to receive the Merger Consideration and of the holders of the Company’s equity and equity-based awards to receive the applicable consideration set forth in Section 3.04, as the case may be, following the Effective Time, each of which shall be for the benefit of, and shall be enforceable by, each such holder following the Effective Time.

Section 10.09    Governing Law; Consent to Jurisdiction.

(a)               This Agreement and all proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)               Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the state courts of the State of Delaware, or any federal court sitting in the State of Delaware, in the event any dispute arises out of or concerns this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the state courts of the State of Delaware, or any federal court sitting in the State of Delaware, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any proceeding arising out of or relating to this Agreement and (v) agrees that each of the other parties shall have the right to bring any proceeding for enforcement of a judgment entered by the state courts of the State of Delaware or any federal court sitting in the State of Delaware. Each of Parent, Merger Sub and the Company agrees that a final judgment in any proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c)               Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 10.09(b) in any such proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 10.03. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 10.10    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided, however, that Parent or Merger Sub may, without the consent of any other party hereto, assign its rights under this Agreement to any direct or indirect wholly-owned Affiliate of Parent or Merger Sub (provided, that such assignment shall not impede or delay the consummation of the transactions contemplated hereby or otherwise impede the rights of the stockholders of the Company under this Agreement); provided, further, that no such assignment permitted pursuant to this Section 10.10 shall relieve Parent or Merger Sub of its obligations hereunder. Any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

Section 10.11    Specific Performance. The parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to seek an injunction, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy at law or in equity. The parties further agree not to assert that a remedy of injunctive relief, specific performance or other equitable relief is unenforceable or invalid, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties hereby waives (a) the defense that a remedy at law would be adequate and (b) any requirement under law to post a bond or other security as a prerequisite to obtaining such relief. The election of any party to pursue an injunction, specific performance or other equitable relief shall not restrict, impair or otherwise limit such party from seeking to terminate this Agreement or damages for liability of the Company, Parent or Merger Sub for Willful Breach as provided in Section 9.02. Except as otherwise expressly set forth in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. Notwithstanding anything herein or in the Commitment Letter to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to enforce or seek to enforce specifically Parent’s obligation to cause all or any portion of the aggregate Offer Price and aggregate Merger Consideration to be funded under Commitment Letter or otherwise cause Parent or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated by this Agreement in accordance with the terms of this Agreement if and only if: (1) the Offer Conditions and the conditions set forth in Section 8.01 have been and continue to be satisfied (other than those conditions that by their nature are to be satisfied at the Closing but which are capable of being satisfied at the Closing) at the time when the consummation of the Closing should have occurred pursuant to Section 2.02 but for the failure of such amounts to be funded; (2) the Company has irrevocably confirmed to Parent in writing that if specific performance is granted and such amounts are funded, then it will take such actions within its control to cause the transactions contemplated hereby to be consummated; and (3) Parent and Merger Sub have failed to consummate the Merger by the date the Merger is required to have occurred pursuant to Section 2.02.

Section 10.12    Non-Recourse.

(a)               Notwithstanding anything in this Agreement or any of the agreements relating to the financing pursuant to the Commitment Letter to the contrary, but without limiting the Company’s rights under the Commitment Letter, each party agrees, on behalf of itself and its Affiliates and Representatives that this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against (a) Parent and Merger Sub (and not any other Parent Related Party) or (b) the Company (and not any other Company Related Party), and then in each case only with respect to the specific obligations set forth herein with respect to such party. Except to the extent it is a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no Parent Related Party or Company Related Party, as the case may be, shall have any liability for any obligations or liabilities of Parent or Merger Sub, on the one hand, or the Company, on the other hand, for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, any failure of the transactions contemplated by this Agreement to be consummated or any breach or failure to perform hereunder.

(b)              Notwithstanding anything to the contrary contained herein, the Company (on behalf of itself and its Affiliates and, to the fullest extent legally permissible, the other Company Related Parties), other than in respect of the Company’s right to seek to specifically enforce (or to cause Parent or Merger Sub to specifically enforce) the Commitment Letter in accordance with, and subject to, the terms and conditions of this Agreement and the Commitment Letter, (i) hereby waives any claims or rights against any Equity Financing Sources and all other Parent Related Parties (other than Parent or Merger Sub) relating to or arising out of this Agreement, the Commitment Letter, and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, and (ii) hereby agrees not to bring or support any claim, demand, charge, complaint, suit, action, arbitration, audit, examination, other proceeding against any Equity Financing Sources or any other Parent Related Party (other than Parent and Merger Sub) in connection with this Agreement, the Commitment Letter and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise.

Section 10.13    WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE OFFER, THE MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.13.

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

FINJAN HOLDINGS, INC.

By:	/s/ Phil Hartstein
	Name:	Philip Hartstein
	Title:	President and Chief Executive Officer

[Signature Page to the Merger Agreement]

CFIP GOLDFISH HOLDINGS LLC

By:	/s/ William A. Covino
	Name:	William A. Covino
	Title:	Chief Financial Officer

CFIP GOLDFISH MERGER SUB INC.

By:	/s/ William A. Covino
	Name:	William A. Covino
	Title:	Chief Financial Officer

[Signature Page to the Merger Agreement]

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Merger Sub to accept for payment and pay for shares of Company Common Stock validly tendered (and not subsequently and validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) and (b) below. Accordingly, notwithstanding any other terms or provisions of the Offer or the Merger Agreement, Merger Sub shall not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, including Exchange Act Rule 14e-1(c), to pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any shares of Company Common Stock validly tendered (and not subsequently and validly withdrawn) pursuant to the Offer if (A) as of one (1) minute following 11:59 p.m., Eastern Time, on the Expiration Date, the Minimum Condition is not satisfied or (B) any of the other conditions set forth in clause (b) below is not satisfied or waived in writing by Parent.

(a)       There shall have been validly tendered in the Offer (in the aggregate), excluding any shares of Company Common Stock validly withdrawn and excluding any shares of Company Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the DGCL), that number of shares of Company Common Stock that, together with all shares of Company Common Stock (if any) beneficially owned by Parent, Merger Sub or any of their respective direct or indirect wholly owned Subsidiaries represent one (1) more share of Company Common Stock than 50% of the total number of shares of Company Common Stock outstanding immediately following the expiration of the Offer (the “Minimum Condition”) (it being understood that, for purposes of calculating whether the Minimum Condition has been satisfied, the aggregate number of shares of Company Common Stock outstanding shall (i) include, without duplication, (A) shares of Company Common Stock issuable in respect of Company Stock Options for which the holders thereof have validly exercised such Company Stock Options and satisfied all of the requirements for exercise thereof prior to the expiration of the Offer, even if delivery of shares of Company Common Stock resulting from such exercises to the respective optionholders has not occurred prior to the expiration of the Offer, and (B) shares of Company Common Stock issuable in respect of Company Warrants for which such Company Warrants have been validly exercised and the holders of such Company Warrants have satisfied all of the requirements for exercise thereof prior to the expiration of the Offer, even if delivery of shares of Company Common Stock resulting from such exercises to the respective warrantholders has not occurred prior to the expiration of the Offer, and (ii) not include shares of Company Common Stock held in treasury by the Company as of the expiration of the Offer or any other shares of Company Common Stock acquired by the Company prior to the expiration of the Offer (including any such shares acquired in connection with Tax withholding or payment of the exercise price for the exercise of Company Options), even if delivery to the Company of shares of Company Common Stock so acquired has not occurred prior to the expiration of the Offer); and

Annex1

(b)       At the Expiration Date:

(i)       no Law or Order of any Governmental Entity shall be in effect which directly or indirectly restrains, prohibits or otherwise makes illegal the consummation of the Offer or the Merger;

(ii)       (A) the representations and warranties of the Company set forth in Section 5.02(b) (Company Subsidiaries), Section 5.03 (Capitalization Structure) shall be true and correct in all respects, except for inaccuracies that are de minimis in amount (meaning that such inaccuracies, collectively, would not result in more than a $50,000 increase in the aggregate consideration payable by Merger Sub as contemplated by Article I and Article II of the Merger Agreement, as of the date made and as of the Expiration Date (except that those representations and warranties which address matters only as of a particular date need only be so true and correct as of such particular date) (B) each of the representations and warranties of the Company contained in Section 5.01 (Organization, Standing and Power), Section 5.02(a) and (c) (Company Subsidiaries), Section 5.04 (Authority; Execution and Delivery; Enforceability), Section 5.19 (Anti-Takeover Provisions), Section 5.25 (Brokers’ Fees and Expenses), and Section 5.26 (Opinion of Company Financial Advisor) shall be true and correct in all material respects as of the date made and as of the Expiration Date as though made on and as of the Expiration Date (except that those representations and warranties which address matters only as of a particular date need only be so true and correct as of such date) and (C) any other representations and warranties of the Company contained in Article V of the Merger Agreement shall be true and correct as of the date made and as of the Expiration Date (without giving effect to any references to any “Company Material Adverse Effect” or other “materiality” qualifications) as though made on and as of the Expiration Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date) except where failure to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect;

(iii)       the Company shall have complied with or performed in all material respects each covenant, agreement and obligation that the Company is required to comply with or to perform at or prior to the Expiration Date;

(iv)       the Company shall have delivered to Parent a certificate signed by an executive officer of the Company and dated as of the Expiration Date to the effect that the conditions specified in paragraphs (b)(ii) and (b)(iii) have been satisfied;

(v)       the Merger Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”); and

(vi)       since the date of the Merger Agreement, there has not occurred a Company Material Adverse Effect.

Capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 10, 2020 by and among Parent, Merger Sub and the Company.

The foregoing conditions (including the Minimum Condition) are for the sole benefit of Parent and Merger Sub and, subject to applicable Laws, may be waived by (and only by) Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Condition, which may not be waived), in each case subject to the terms of the Merger Agreement. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Agreement. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

EXHIBIT A

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

FINJAN HOLDINGS, INC.

ARTICLE ONE

The name of the corporation is Finjan Holdings, Inc. (the “Corporation”).

ARTICLE TWO

The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, and County of New Castle, Delaware 19801. The Corporation Trust Company is the Corporation's registered agent at that address.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE FOUR

The total number of shares of capital stock that the Corporation has authority to issue is 1,000 shares, which will be designated common stock, par value $0.001 per share.

ARTICLE FIVE

The number of directors of the Corporation shall be such as fixed by, or in the manner provided in, the Bylaws of the Corporation (the “Bylaws”). Unless, and except to the extent that, the Bylaws so require, the election of directors need not be by written ballot.

ARTICLE SIX

The board of directors of the Corporation (the “Board of Directors”) may from time to time adopt, amend or repeal the Bylaws, subject to the power of the stockholders to adopt any Bylaws or to amend or repeal any Bylaws adopted, amended or repealed by the Board of Directors.

ARTICLE SEVEN

A.       LIABILITY

No director of the Corporation shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of the DGCL or any amendment thereto or shall be liable by reason that, in addition to any and all other requirements for such liability, such director (1) shall have breached the director’s duty of loyalty to the Corporation or its stockholders, (2) shall have acted in a manner not in good faith or involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner not in good faith or involving intentional misconduct or a knowing violation of law, or (3) shall have derived an improper personal benefit. If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of a director, the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Exhibit A

B.       INDEMNIFICATION

Each person who was or is made a party or is threatened to be made a party to or is in any way involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), including any appeal therefrom, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise (each, an “Indemnitee”), shall be indemnified and held harmless by the Corporation, and the Corporation shall pay directly or cause to be paid directly all expenses incurred by any such person in defense of any such proceeding prior to its final determination, to the fullest extent authorized by the DGCL. The rights to indemnification and advancement of expenses conferred by this Article Seven shall be contract rights. Such rights shall not be exclusive of any other rights to which those seeking indemnification may otherwise be entitled. The Corporation may, by action of the Board of Directors, indemnify the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by the DGCL.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of and advancement of expenses to such persons set forth in this clause (B) of Article Seven (and any other persons to which Delaware law permits the Corporation to provide indemnification) through Bylaw provisions, agreement with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL (statutory or non-statutory), with respect to actions for breach of duty to this Corporation, its stockholders and others.

No amendment or repeal of this Article Seven nor to the fullest extent permitted by the DGCL, any modification of the relevant provisions of the DGCL or any other applicable laws shall eliminate or reduce the effect of this Article Seven in respect of any acts or omissions occurring prior to the final adoption of such amendment, repeal or modification.

Any repeal or modification by the stockholders of the Corporation of any of the foregoing provisions of this Article Seven shall be prospective only and shall not adversely affect any right or protection of any director, officer, employee or agent or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer, employee or agent occurring prior to such repeal or modification.

The Corporation shall have the right, power and authority to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article Seven and the DGCL.

ARTICLE EIGHT

The directors shall have powers without the assent or vote of the stockholders to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Corporation; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

ARTICLE NINE

The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interest or for any other reason.

ARTICLE TEN

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of the State of Delaware, of this Certificate of Incorporation (the “Certificate”), and of any Bylaws from time to time made by the stockholders; provided, however, that no Bylaws so made shall invalidate any prior act of the directors which would have been valid if such Bylaw had not been made.

ARTICLE ELEVEN

Section 203 of the DGCL, as amended from time to time, shall not apply to the Corporation.

ARTICLE TWELVE

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.